Exhibit 99.1

SECOND QUARTER REPORT
          Ended June 30, 2006
MESSAGE TO SHAREHOLDERS
Just over a year ago, we began the process of assembling a plan to improve the financial performance of Royal Group, which became known as the Management Improvement Plan. The Plan’s overarching objective was to create shareholder value.
We have made sound initial progress with implementation of the Management Improvement Plan, with Royal Group’s business unit portfolio now being focused on its core competencies, a series of productivity improvement initiatives beginning to be implemented, raw material cost reduction programs underway and a revitalized organization working together to improve financial performance. Our second quarter results begin to reflect the financial impact of these initiatives, with gross profit margin percentage expanding slightly from last year, working capital reduced from its position a year earlier and debt contracting significantly through proceeds from divestitures of non-core assets.
At the same time we began formulation of the Management Improvement Plan, we commenced a process whereby bids for all outstanding shares of Royal Group were sought. The Management Improvement Plan was an important element of the process, as it helped potential bidders see a path to the revitalization of Royal Group. As you are no doubt aware, the sale process was successful in creating substantial shareholder value, with the C$13.00 all cash offer from Georgia Gulf Corporation announced on June 9, 2006, representing a 43.5% premium to the closing price on the previous day.
At a Special Meeting of Shareholders held on August 4, 2006, shareholders overwhelmingly approved Georgia Gulf’s offer to acquire all outstanding shares of Royal Group. We continue to target closing of the transaction in September, whereupon shareholders are to receive C$13.00 in cash for each of their shares. Between now and closing, we are working with Georgia Gulf to complete items required for closing, including obtaining regulatory approvals.
As this is my last quarterly report to shareholders, I must recognize the significant contributions of your Board, management team and Royal Group associates over the past fourteen months. Your Board has met very frequently, and often on short notice, to deliberate on a wide variety of complex financial, legal and operational issues. Discussions were always guided by the objective of creating shareholder value.
Your management team did double-duty, supporting the sale process while at the same time vigorously implementing the Management Improvement Plan. Royal associates also participated in the implementation of the Plan, while at the same time staying focused on delivering attractive, durable, low-maintenance home improvement and building products to our customers, thereby winning the continued
support of our customer base in an uncertain time. Shareholders must also be recognized for their patience, while the Board, management team and employees pulled together to create shareholder value.
In closing, I want to personally thank each constituent for their support. Together we have reached our objective, being the creation of shareholder value.
Lawrence J. Blanford
President and CEO
August 14, 2006

ROYAL GROUP TECHNOLOGIES LIMITED
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars, except shares numbers and per share amounts)

	As at	As at
	June 30, 2006	December 31, 2005
	(unaudited)	(audited)

ASSETS

Current assets:
Accounts receivable (note 5)	304,442	228,584
Inventories (note 6)	355,985	346,887
Prepaid expenses	21,129	15,461
Current other receivables (note 3 c)	31,341	—
Current assets held for sale (note 3)	21,715	174,593

	734,612	765,525
Other receivables (note 3 d)	15,177	—
Property, plant and equipment (note 7)	941,173	981,037
Goodwill (note 8)	167,197	194,355
Other assets (note 9)	11,154	11,348
Long-lived assets held for sale (note 3)	23,122	83,988

	1,892,435	2,036,253

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank indebtedness (note 10)	151,948	158,789
Accounts payable and accrued liabilities (note 11)	328,683	274,746
Term debt due within one year (note 12)	44,812	46,902
Current liabilities held for sale (note 3)	18,316	119,026

	543,759	599,463
Term debt (note 12)	244,778	250,721
Future income tax liabilities (note 18)	55,926	74,910
Minority interest	405	856
Shareholders’ equity:
Capital stock (note 13)	634,866	634,866
Contributed surplus (note 14)	7,178	8,020
Retained earnings	547,518	599,637
Currency translation adjustment	(141,995)	(132,220)

	1,047,567	1,110,303
Investigations (note 2)
Commitments and contingencies (notes 4, 21 and 22)
Plan of Arrangement with Georgia Gulf Corporation (note 25)
Subsequent events (note 26)

	1,892,435	2,036,253

See accompanying notes to consolidated financial statements.
On behalf of the Board:

Director, President and Chief Executive Officer	Director, Chairman of the Board
Lawrence Blanford	Robert Lamoureux
ROYAL GROUP TECHNOLOGIES     2

ROYAL GROUP TECHNOLOGIES LIMITED
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of Canadian dollars, except share numbers and per share amounts)

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	458,424	486,680	796,508	823,330
Cost of sales	336,976	358,872	606,720	616,201

Gross profit	121,448	127,808	189,788	207,129
Operating expenses (note 16)	103,391	87,714	197,331	174,840
Other items (note 17)	15,605	—	7,794	—

Operating earnings (loss)	2,452	40,094	(15,337)	32,289
Interest and financing charges (note 18)	16,306	8,543	24,171	14,240

Earnings (loss) from continuing operations before income taxes and minority interest	(13,854)	31,551	(39,508)	18,049
Income tax expense (note 18)	26,523	7,987	19,912	4,537

Earnings (loss) from continuing operations before minority interest	(40,377)	23,564	(59,420)	13,512
Minority interest	2	(278)	264	(291)

Earnings (loss) from continuing operations	(40,375)	23,286	(59,156)	13,221

Discontinued operations, net of income taxes (note 3):

Loss from operations	(5,372)	(4,703)	(6,254)	(6,033)
Gain on sale of businesses and component parts	13,244	—	13,291	—

Earnings (loss) from discontinued operations	7,872	(4,703)	7,037	(6,033)

Net earnings (loss)	(32,503)	18,583	(52,119)	7,188

Earnings (loss) per share (note 15)
Basic earnings (loss) per common share from continuing operations	(0.43)	0.25	(0.63)	0.14
Basic earnings (loss) per common share	(0.35)	0.20	(0.56)	0.08
Diluted earnings (loss) per common share from continuing operations	(0.43)	0.25	(0.63)	0.14
Diluted earnings (loss) per common share	(0.35)	0.20	(0.56)	0.08

See accompanying notes to consolidated financial statements.
ROYAL GROUP TECHNOLOGIES LIMITED
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of Canadian dollars, except share numbers and per share amounts)

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Retained earnings, beginning of period	580,021	867,384	599,637	878,779

Net earnings (loss)	(32,503)	18,583	(52,119)	7,188
Premium on conversion of multiple voting shares (note 13 c)	—	(8,700)	—	(8,700)

Retained earnings, end of period	547,518	877,267	547,518	877,267

See accompanying notes to consolidated financial statements.
ROYAL GROUP TECHNOLOGIES     3

ROYAL GROUP TECHNOLOGIES LIMITED
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASHFLOW
(In thousands of Canadian dollars, except share numbers and per share amounts)

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash provided by (used in):

Operating activities:

Net earnings (loss)	(32,503)	18,583	(52,119)	7,188
Earnings (loss) from discontinued operations	7,872	(4,703)	7,037	(6,033)

Earnings (loss) from continuing operations	(40,375)	23,286	(59,156)	13,221
Items not affecting cash (bank indebtedness) of continuing operations (note 20)	37,729	34,194	47,788	63,917
Change in non-cash working capital (note 20)	(2,651)	(2,798)	(54,852)	(120,127)

	(5,297)	54,682	(66,220)	(42,989)
Financing activities:

Repayment of term bank loan	—	—	—	(324,836)

Repayment of term debt	(64)	(71)	(130)	(141)

	(64)	(71)	(130)	(324,977)
Investing activities:
Acquisition of property, plant and equipment	(21,054)	(17,101)	(33,465)	(36,818)
Proceeds from the sale of non-strategic assets	45,387	—	88,751	161

Change in investments	192	(229)	(161)	(145)

Change in other assets	(358)	(357)	(658)	(518)

Change in minority interest	—	(1,600)	—	(1,700)

	24,167	(19,287)	54,467	(39,020)

Discontinued operations:

Operating activities	(751)	(1,057)	2,970	1,150

Investing activities	24,692	(1,678)	48,190	(3,325)

	23,941	(2,735)	51,160	(2,175)

Effect of foreign exchange rate on cash (bank indebtedness)	(1,503)	276	(1,444)	227

Increase (decrease) in cash	41,244	32,865	37,833	(408,934)
Cash (bank indebtedness), beginning of period	(192,230)	(329,711)	(188,819)	112,088

Cash (bank indebtedness), end of period	(150,986)	(296,846)	(150,986)	(296,846)

Consists of:
Cash (bank indebtedness) of continuing operations	(151,948)	(296,846)	(151,948)	(296,846)
Cash (bank indebtedness) of discontinued operations	962	—	962	—

Cash (bank indebtedness), end of period	(150,986)	(296,846)	(150,986)	(296,846)

Supplemental cash flow information:

Interest and financing charges paid:	8,458	5,365	11,918	9,317

Income taxes paid	1,879	2,287	3,646	4,573

See accompanying notes to consolidated financial statements.
ROYAL GROUP TECHNOLOGIES      4

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
1. Basis of Presentation
These interim unaudited consolidated financial statements include the accounts of Royal Group Technologies Limited, its subsidiaries and its proportionate share of its joint ventures (collectively “Royal Group” or “the Company”). All significant inter-company balances and transactions have been eliminated.
These interim unaudited consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. These financial statements are based upon accounting policies applied consistently with those used and described in the Company’s annual consolidated financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements, and therefore should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, for the year ended December 31, 2005 (the “2005 audited financial statements”).
The information furnished reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of continuing operations for the interim periods presented. The Company’s operating results of continuing operations are subject to fluctuations due to the seasonality of the North American renovation, remodeling and new construction markets. As such, the operating results of continuing operations for the three and six months ended June 30, 2006 are not necessarily indicative of the results expected for any succeeding quarter or for the fiscal year ending December 31, 2006. Historically, the Company’s highest revenue generating quarters have been the three months ended June 30 and September 30.
Certain prior period comparative figures have been reclassified to conform to current period presentation.
ROYAL GROUP TECHNOLOGIES      5

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
2. Investigations
(a) Background:
The Board of Directors of the Company established a Special Committee in late December 2003 as a result of the Company being advised that the Ontario Securities Commission (the “Commission”) was conducting a regulatory investigation of the Company. The Special Committee was asked by the Board of Directors to conduct an independent inquiry into the principal subject matter of the investigation — being the transactions between the Company and Royal St. Kitts Beach Resort Limited (the “Resort”). The Resort ownership included the following directors or former directors or executive officers or former executive officers and their approximate percentage ownership: Vic De Zen, former Chairman, President, Chief Executive Officer and the controlling shareholder (59.9%), Douglas Dunsmuir, former President and Chief Executive Officer (5%), Ron Goegan, former Chief Financial Officer (0.02%) and Angelo Bitondo, President Custom Profiles, Outdoor Products and Royal Building Systems (0.01%). The latter two individuals divested of their ownership in December 2004. In addition, the following former non-executive employees of the Company and their approximate percentage ownership in the Resort were as follows: Fortunato Bordin (20%) and Domenic D’Amico (15%).
The Special Committee consisted of three independent directors, at that time, who retained independent legal counsel who, in turn, retained forensic accountants to assist in the investigation. At the conclusion of the investigation based on information available to them, the Special Committee recommended that no further investigative actions were to be taken as of April 21, 2004.
On October 15, 2004, the Company announced that the Commission provided the Company with a copy of a Production Order on October 12, 2004 that was issued on October 5, 2004 by a Justice in Ontario addressed to the Company’s lead bank. The Order, which related to the time period January 1, 1996 to July 30, 2004, required that certain documents be provided by such bank to the Royal Canadian Mounted Police (“RCMP”) in relation to four companies, Royal Building Systems, a subsidiary of the Company, the Resort and two other affiliates of the Resort.
On October 18, 2004, the Company received a letter from the RCMP advising that the Company was a target of the RCMP’s investigation.
ROYAL GROUP TECHNOLOGIES      6

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
2. Investigations (continued)
On October 21, 2004, the Company announced that it expanded the Special Committee of its Board of Directors that was established in December 2003. The Special Committee was expanded to comprise all five of the independent directors of the Company at that time. The mandate of the Special Committee was also broadened to include all aspects of the investigations and inquiries by securities regulatory authorities and the RCMP and any similar or related investigations and inquiries that were commenced by these or other authorities, all news releases and other communications with the public and to make a determination with respect to the role within the Company of any individuals who were involved in the regulatory or law enforcement investigations and/or proceedings.
On October 28, 2004, the Company announced that on October 27, 2004, it was provided with a copy of a second Production Order issued on October 25, 2004 by a Justice in Ontario addressed to the Company’s lead bank. The second Order, which related to the time period January 1, 1996 to October 25, 2004, required that certain documents were to be provided by the bank to the RCMP in relation to certain individuals and a number of entities, including the Company.
Both Orders included allegations of actions contrary to the Criminal Code and included allegations of intent to defraud the shareholders and creditors of the Company and deceive the shareholders and others by circulating or publishing in a prospectus or statement or account, which, was known to be false and theft. The Orders collectively named the controlling shareholder and non-executive chairman of the Company, the president and chief executive officer and the chief financial officer at that time, and certain non-executive employees of the Company at that time and a former director of the Company.
On November 8, 2004, the Company announced that the Special Committee of independent directors retained independent legal counsel and independent forensic accountants to assist it in the broadened mandate.
On November 29, 2004, the Company announced that the Special Committee terminated for cause the president and chief executive officer and the chief financial officer. In addition, the chairman of the board, who was also the controlling shareholder, was dismissed. The Board of Directors appointed an interim president and chief executive officer and an interim chief financial officer, who were directors of the Company.
ROYAL GROUP TECHNOLOGIES      7

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
2. Investigations (continued)
In November 2004, the Special Committee notified the Securities and Exchange Commission (the “SEC”) regarding the Special Committee’s investigation.
In March 2005, the Special Committee recommended an overall settlement with the controlling shareholder involving (i) the repayment to the Company by the controlling shareholder personally of the full amount of the gain earned by all interested parties ($6,500 plus interest of $2,200) on the sale of the Vaughan West Lands to the Company. In lieu of a cash repayment, the Company agreed to the conversion of multiple voting shares in the Company owned, directly or indirectly, by the controlling shareholder to common shares on a one-for-one basis which will be structured so that his shares will receive an increase in their adjusted cost base for tax purposes (at no cost to the Company or any of the shareholders) which will reduce his gain for tax purposes when he disposes of his shares, (ii) the repayment to the Company by the controlling shareholder of bonuses received in 2002 of $1,130, (iii) a non-compete covenant of the controlling shareholder that extends to December 18, 2006, (iv) a release by the controlling shareholder of all known claims against the Company and (v) the resignation of the controlling shareholder as a director of the Company (at the time of the shareholders’ approval of the conversion of his shares from multiple voting to single voting shares). In consideration of such settlement arrangements, the Company agreed to release the controlling shareholder from all known claims that the Company may have against him.
On May 13, 2005, the Company announced its Board of Directors appointed a new president and chief executive officer to replace the interim president and chief executive officer.
The conversion transaction and the settlement with the controlling shareholder received shareholder approval at the Annual and Special General Meeting that took place on May 25, 2005. On June 23, 2005, the Company filed the articles of amendment as approved by the shareholders on May 25, 2005 and the Company now has one class of voting common shares.
On July 27, 2005, the Board of Directors appointed a new chief financial officer to replace the interim chief financial officer.
The Company understands that the RCMP continues its previously announced investigation. The Commission is also continuing its investigation of the Company with respect to disclosure records, financial affairs and trading in the shares of the Company.
ROYAL GROUP TECHNOLOGIES      8

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
2. Investigations (continued)
On June 24, 2005, the SEC staff notified the Special Committee that the SEC staff is conducting a formal investigation related to the Company’s past accounting practices and disclosures, and that a subpoena would be forthcoming. On July 8, 2005, the Special Committee received written notification that the SEC had issued a Formal Order of Investigation styled, In the Matter of Royal Group Technologies (HO-09896). On July 27, 2005, the SEC served the Company with a subpoena requiring the production of documents relating to related party transactions (the “July Subpoena”). The Special Committee has produced to the SEC staff documents responsive to the July Subpoena.
In October 2005, the Special Committee advised Commission staff, the RCMP and SEC staff of emails and documents authored by a former financial employee of the Company that relate to certain financial accounting and disclosure matters. The Company understands that the SEC staff made a referral to the U.S. Department of Justice, Criminal Division, in connection with those documents. Also in October 2005, the Audit Committee assumed responsibility for the Special Committee’s mandate and the Special Committee was dissolved. Independent forensic accountants were retained to investigate issues raised by these documents (the “Investigation”). The Investigation focuses on the period from 2000 to 2003.
The Investigation to date has included a review of certain of the Company’s historical accounting records, available supporting documentation at the Company’s head office and email communications of various individuals during the period under review, as well as interviews with numerous current and former employees.
The Investigation identified certain monthly and quarterly accounting and reporting issues of concern for the period under review, such as support for monthly sales growth announcements for certain months in 2001, whether month end closes were extended for a few days for certain months in 2000 and 2001, and certain quarterly journal entries for the period under review.
The quarterly statements were not reviewed by the external auditors during this time period. Based on the Investigation to date, the Audit Committee has determined that further investigation should be made of these issues.
The Investigation also identified entries of concern relating to the year end financial statements for the fiscal years 2000 to 2003. The Company has concluded that no restatement is required of year end financial statements for fiscal years 2000 to 2003. The auditors have not withdrawn their reports for the fiscal years 2000 to 2003. The Audit Committee has determined that no further action be taken in respect of these year end financial statements.
ROYAL GROUP TECHNOLOGIES      9

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
2. Investigations (continued)
The Investigation and the ongoing investigations by the Commission, RCMP and SEC could produce results that have a material impact on the Company and could result in further information being discovered that could require adjustments to the financial statements.
The SEC has commented on the Company’s Form 40-F in respect of fiscal 2004, fiscal 2005 and its quarterly filings in 2005. The SEC has raised some comments related to the Company’s goodwill valuation and the full valuation allowance of the Company’s U.S future tax losses. The process of responding to SEC’s comments is ongoing but not yet complete and may require adjustments to the financial statements in respect of these matters.
(b) Historical related party transactions:
In the course of the Special Committee’s broadened investigation, the following historical related party transactions shown at the exchange amount were identified that were not previously disclosed in the financial statements prior to December 31, 2004:
(i)	The Company purchased what has been called the “Vaughan West Lands” in 1998 for approximately $27,400. The Company purchased the Vaughan West Lands, approximately 185 acres in Woodbridge, Ontario, by acquiring a numbered company owned by the controlling shareholder and other individuals who were officers, employees of or associated with the Company. This numbered company had acquired the Vaughan West Lands for $20,900 shortly before they were sold to the Company.

(ii)	The Company received a warrant for 200,000 shares of another public company, Premdor Inc. (now known as Masonite International Corporation) (“Masonite”). The Company obtained the warrant as partial consideration for the sale of a subsidiary to Masonite in early 2000. In early 2002, the Company exercised the warrant when Masonite’s shares were trading at approximately $21.75, which was $8.50 more than the exercise price (resulting in a gain of approximately $1,700). The Company’s exercise of the warrant was funded by the then five senior executives of the Company and one other individual who was then an employee of the Company. The employees deposited a total of $2,650 with the Company which funded the Company’s payment to Masonite to exercise the warrant. The shares obtained were then distributed by the Company to the six individuals. The warrant and the transfer of the shares to the individuals were not recorded in the accounting records of the Company. If the transaction had been recorded in the financial statements in fiscal 2002, a gain would have been realized as other income with an equal and offsetting amount recorded as an operating expense in the income statement.
ROYAL GROUP TECHNOLOGIES      10

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
2. Investigations (continued)
(iii)	The Company sold products and services to a company related to the controlling shareholder, as follows:

1998	150
1999	3,750
2000	9,620
2001	7,560
2002	11,460
(iv)	During 1998 to 2003, the Company facilitated foreign currency exchange transactions at exchange rates available to the Company, and utilized Company bank accounts to transfer funds internationally on behalf of the controlling shareholder, a significant shareholder and certain executives in the amount of $95,000 at no cost to the Company.

(v)	During 1997 to 2002, the Company managed the construction of four real estate developments for the controlling shareholder and family members. The Company paid invoices associated with these projects aggregating $21,100 and was reimbursed by these individuals.

(vi)	During 2000 and 2002, the Company sold assets for $240 and $300, respectively, to companies related to the controlling shareholder.

(vii)	From 1998 to 2002, the Company sold to family members of the controlling shareholder, parts and services for $290.

(viii)	In 1997, the Company acquired Baron Metals Industries Inc., a company in which the controlling shareholder held a 17.7% interest, for $11,500.

(ix)	In 1996, the Company acquired three businesses, Jovien Associates Limited, Royal King Electric Limited and La Pineta Limited, in which the controlling shareholder held a minority interest, for $2,900.
ROYAL GROUP TECHNOLOGIES      11

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
2. Investigations (continued)
(x)	In 1999, the Company acquired 75% of Top Gun Electrical Supply Ltd., a company in which the controlling shareholder held a 40% interest, for $1,870.

(xi)	In 1995, the Company purchased from the controlling shareholder and others their 50% interest in Hanmar Mechanical Services Inc. for $180.

(xii)	In 1998, the Company purchased two parcels of real estate from the controlling shareholder for $2,900.

(xiii)	In 1997, the Company purchased two parcels of real estate for $2,550 from a company in which a director of the Company was a shareholder through his holding company.

(xiv)	The Company sold real estate to the controlling shareholders, as follows:

1994	220
1995	810
1996	90
2000	200
(xv)	In 2003, the Company sold real estate for $350 to family members of the controlling shareholder, employees and a former employee.

(xvi)	The Company sold real estate to a significant shareholder, as follows:

1995	110
1997	80
(xvii)	During 1999 to 2001, the Company entered into 9 joint land service agreements with companies related to the controlling shareholder and another company in which a director of the Company was a shareholder.
ROYAL GROUP TECHNOLOGIES      12

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
3. Assets Held for Sale including Discontinued Operations
The assets held for sale presented on the consolidated balance sheet are comprised of amounts with respect to operations which are discontinued (Note 3a)) and amounts with respect to assets held for sale (Note 3b)).
The following table summarizes the assets held for sale and related liabilities as at June 30, 2006:

		Window
	Construction	covering
Reporting segments	products	products	Support	Support	Total
	Discontinued	Discontinued	Discontinued
	Operations	Operations	Operations

Cash	962	—	—	—	962

Accounts receivable	9,610	530	75	—	10,215

Inventories	9,182	570	140	—	9,892

Prepaid expenses	560	49	37	—	646

Current assets held for sale	20,314	1,149	252	—	21,715

Property, plant and equipment	13,560	467	1,634	7,152	22,813

Investments	117	—	—	—	117

Goodwill	—	—	—	137	137

Other assets	55	—	—	—	55

Long-lived assets held for sale (1)	13,732	467	1,634	7,289	23,122

Accounts payable and accrued liabilities	17,150	81	371	—	17,602

Future income tax liabilities (assets)	(446)	—	(561)	1,028	21

Minority interest	693	—	—	—	693

Current liabilities held for sale	17,397	81	(190)	1,028	18,316

Net assets (liabilities) held for sale	16,649	1,535	2,076	6,261	26,521

(1)	There were several companies whose long-lived assets were not reclassified as current assets held for sale because, either (a) the proceeds of the sale will not be realized within a year of the date of the balance sheet or (b) the sale of the assets was not complete as of the date of the balance sheet.
ROYAL GROUP TECHNOLOGIES      13

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
3. Assets Held for Sale including Discontinued Operations (continued)
The following table summarizes the assets held for sale and related liabilities as at December 31, 2005:

		Window	Home
	Construction	covering	improvement		Construction
Reporting segments	products	products	products	Support	products	Support	Total
	Discontinued	Discontinued	Discontinued	Discontinued
	Operations	Operations	Operations	Operations

Cash	2,160	—	—	5,506	13,558	—	21,224

Accounts receivable	12,329	26	13,784	6,643	9,268	—	42,050

Inventories	12,990	745	16,057	10,361	172	81	40,406

Prepaid expenses	390	35	86	249	—	11	771
Property, plant and equipment	—	—	—	6,417	—	62,843	69,260

Investments	—	—	—	1	—	—	1

Other Assets	—	—	—	881	—	—	881

Current assets held for sale	27,869	806	29,927	30,058	22,998	62,935	174,593

Property, plant and equipment	19,734	405	30,172	2,561	1,170	20,753	74,795

Investments	153	—	(68)	—	135	—	220

Goodwill	3,838	—	—	—	3,528	1,433	8,799

Other assets	169	—	—	—	5	—	174

Long-lived assets held for sale (1)	23,894	405	30,104	2,561	4,838	22,186	83,988

Bank indebtedness	—	—	30,383	7,313	8,960	—	46,656

Accounts payable and accrued liabilities	12,946	195	26,154	16,490	6	21	55,812

Term debt	—	—	—	1,110	(5)	—	1,105
Future income tax liabilities (assets)	(323)	—	6,392	(4,512)	525	1,679	3,761

Minority interest	694	—	394	4,190	—	6,414	11,692

Current liabilities held for sale	13,317	195	63,323	24,591	9,486	8,114	119,026

Net assets (liabilities) held for sale	38,446	1,016	(3,292)	8,028	18,350	77,007	139,555

(1)	There were several companies whose long-lived assets were not reclassified as current assets held for sale because, either (a) the proceeds of the sale will not be realized within a year of the date of the balance sheet or (b) the sale of the assets was not complete as of the date of the balance sheet.
ROYAL GROUP TECHNOLOGIES      14

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
3. Assets Held for Sale including Discontinued Operations (continued)
a) Discontinued operations:
In July 2005, the Company announced that the Board of Directors had approved initiatives to divest certain non-core business units and non-performing operations as part of the Management Improvement Plan aimed at improving financial performance and refinancing the Company. Accordingly, the results of operations and financial position of certain non-core business units have been segregated and presented separately as discontinued operations and assets held for sale in the accompanying consolidated financial statements and related note disclosures.
During the quarter ending March 31, 2006, the Company completed the sale of both Royal Alliance Inc. and Amut S.p.A., which were previously part of the Home improvement and Support segments, respectively. The Company recognized an aggregate loss of $6,027 (pre-tax). The total consideration was $34,991 of which, $24,000 was received on closing. The balance of the consideration of $10,991 was reduced in the quarter ending June 30, 2006 by repayments of $239. The outstanding balance of $10,752 is included in other receivables on the consolidated balance sheet.
During the quarter ending June 30, 2006, the Company completed the sale of Baron Metal Industries, which was previously part of the Construction products segment and the sale of certain component parts, including equipment and excess inventory, of Royal Ecoproducts Co. which is part of the Support segment. In addition, the Company adjusted its valuation provision with respect to the investment in Royal Building Systems Mexico which is part of the Construction products segment. As a result, the Company recognized an aggregate gain of $16,977 (pre-tax). The total consideration was $29,347 of which $25,347 was received on closing. The balance of the consideration of $4,000 remains outstanding and is included in other receivables on the consolidated balance sheet.
At June 30, 2006, the following non-core businesses continue to be classified as discontinued operations:
(i)	Construction products:

Royal Building Systems Argentina, Royal Building Systems Colombia, Royal Building Systems Mexico, Royal Building Systems Poland

(ii)	Window covering products:

Royal Window Coverings LTDA (Brasil) and Novo Europe B.V.

(iii)	Support:

Royal Ecoproducts Co.
ROYAL GROUP TECHNOLOGIES      15

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
3.	Assets Held for Sale including Discontinued Operations (continued)

The following tables show revenue and net after-tax results from discontinued operations for the three months ended June 30, 2006 and June 30, 2005:

			Gain (loss) on
			sale of
		Earnings (loss)	businesses or	Income tax
		from operating	components	recovery	Earnings
Three months ended June 30, 2006	Revenue	activities	parts	(expense)	(loss)

Reporting segment:
Construction products	9,394	(2,573)	16,285	(3,780)	9,932
Home improvement products	—	—	—	—	—
Window covering products	1,835	91	—	(32)	59
Support	2,119	(2,442)	692	(369)	(2,119)
Intercompany eliminations	(3,023)	—	—	—	—

	10,325	(4,924)	16,977	(4,181)	7,872

			Gain (loss)on
			sale of
		Earnings (loss)	businesses or	Income tax
		from operating	components	recovery	Earnings
Three months ended June 30, 2005	Revenue	activities	parts	(expense)	(loss)

Reporting segment:
Construction products	23,486	(1,823)	—	(597)	(2,420)
Home improvement products	24,078	(1,077)	—	574	(503)
Window covering products	2,003	118	—	(39)	79
Support	18,090	(2,419)	—	560	(1,859)
Intercompany eliminations	(5,169)	—	—	—	—

	62,488	(5,201)	—	497	(4,703)

ROYAL GROUP TECHNOLOGIES      16

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
3.	Assets Held for Sale including Discontinued Operations (continued)

The following tables show revenue and net after-tax results from discontinued operations for the six months ended June 30, 2006 and June 30, 2005:

			Gain (loss) on
			sale of
		Earnings (loss)	businesses or	Income tax
		from operating	components	recovery	Earnings
Six months ended June 30, 2006	Revenue	activities	parts	(expense)	(loss)

Reporting segment:
Construction products	27,616	(2,293)	16,285	(4,467)	9,525
Home improvement products	2,004	(2)	(6,364)	6,352	(14)
Window covering products	3,855	140	—	(46)	94
Support	5,445	(4,655)	1,029	1,058	(2,568)
Intercompany eliminations	(5,956)	—	—	—	—

	32,964	(6,810)	10,950	2,897	7,037

			Gain (loss) on
			sale of
		Earnings (loss)	businesses or	Income tax
		from operating	components	recovery	Earnings
Six months ended June 30, 2005	Revenue	activities	parts	(expense)	(loss)

Reporting segment:
Construction products	41,696	(113)	—	(1,081)	(1,194)
Home improvement products	52,636	(592)	—	350	(242)
Window covering products	3,844	232	—	(66)	166
Support	26,793	(7,272)	—	2,509	(4,763)
Intercompany eliminations	(11,436)	—	—	—	—

	113,533	(7,745)	—	1,712	(6,033)

ROYAL GROUP TECHNOLOGIES       17

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
3.	Asset Held for Sale including Discontinued Operations (continued)

(b)	Assets held for sale:

As part of the Company’s plan to divest certain non-core business units and non-performing operations at December 31, 2005, the Company had identified excess manufacturing real estate. The net assets related to these real estate properties have been identified, reclassified as assets held for sale and measured at the lower of cost or net realizable value.

In addition, at December 31, 2005, the Company had identified certain other business units, which it intended to divest, but which did not qualify for reclassification as discontinued operations under the relevant accounting guidelines. Accordingly, the Company identified and reclassified their net assets as held for sale, which were measured at the lower of cost or net realizable value.

During the first quarter of 2006, the Company completed the sale of Vinyltech Inc. together with a portion of the excess manufacturing real estate. The Company recognized an aggregate gain of $9,405, which is recorded in other items. The total consideration was $71,067, of which $42,727 was received on closing. The balance of the consideration of $28,341 remains outstanding and is included in current other receivables on the consolidated balance sheet.

During the second quarter of 2006, the Company completed the sale of a distribution company and a portion of the excess manufacturing real estate. The Company recognized an aggregate gain of $12,221, which is recorded in other items. The total consideration was $45,693 of which $42,693 was received on closing. The balance of the consideration of $3,000 remains outstanding and is included in current other receivables on the consolidated balance sheet.

(c)	Current other receivables:

Current other receivables consist of $28,341 in notes receivable and a $3,000 deferred payment. The Company received cash payment for all the outstanding balances in July 2006.
ROYAL GROUP TECHNOLOGIES      18

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
3.	Asset Held for Sale including Discontinued Operations (continued)

(d)	Other Receivables

Other receivables consist of $10,752 in non-interest bearing notes receivable due January 12, 2011 and $4,425 in notes receivable and deferred payments with repayment terms commencing in the fourth quarter of 2007 and continuing through 2010. The notes receivable of $4,000 relate to the dispositions noted in note 3(a). The remaining $425 relates to the proceeds on sale of an equity investment closed in the second quarter ending June 30, 2006 (see note 9). The notes receivable and deferred payments have been recorded at the amount which is the estimated collectable value.

4.	Interest in Joint Ventures
The Company’s proportionate interest in joint ventures includes the following:

	As at	As at
	June 30, 2006	December 31, 2005

Assets:
Current assets	9,412	10,222
Property, plant and equipment	9,125	10,391
Other long-term assets	46	161

	18,583	20,774

Liabilities:
Current liabilities	5,723	5,929
Future income tax liabilities	1,295	1,381
Long-term liabilities	838	1,078

	7,856	8,388

Net assets	10,727	12,386

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Net sales	11,460	12,105	20,689	21,592
Net earnings	487	1,272	936	1,760

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Cash provided by (used in) operating activities	695	1,992	267	2,252
Acquisition of property, plant and equipment	273	71	394	194
The Company is contingently liable for the proportionate share of its joint venture partners’ liabilities but has recourse to the assets of the Joint Ventures.
ROYAL GROUP TECHNOLOGIES     19

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts) The six months ended June 30, 2006 and 2005
5.	Accounts Receivable

	As at	As at
	June 30, 2006	December 31, 2005

Trade	305,256	222,400
Allowance for doubtful accounts	(15,794)	(19,512)

	289,462	202,888
Income taxes and other	14,980	25,696

	304,442	228,584

6.	Inventories

	As at	As at
	June 30, 2006	December 31, 2005

Raw materials and work in process	114,632	112,988
Finished goods	241,353	233,899

	355,985	346,887

7.	Property, Plant and Equipment

		Accumulated
As At June 30, 2006	Cost	amortization	Net book value

Land	66,457	—	66,457
Buildings	417,128	106,184	310,944
Plant equipment	927,092	459,885	467,207
Dies and moulds	223,423	161,265	62,158
Office and computer equipment and computer software	46,183	39,950	6,233
Aircraft and transport equipment	17,432	14,658	2,774

	1,697,715	781,942	915,773
Assets under construction	25,400	—	25,400

	1,723,115	781,942	941,173

ROYAL GROUP TECHNOLOGIES      20

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
7.	Property, Plant and Equipment (continued)

		Accumulated
As At December 31, 2005	Cost	amortization	Net book value

Land	66,882	—	66,882
Buildings	418,881	100,797	318,084
Plant equipment	932,830	434,399	498,431
Dies and moulds	232,569	166,111	66,458
Office and computer equipment and computer software	43,089	37,275	5,814
Aircraft and transport equipment	17,554	14,560	2,994

	1,711,805	753,142	958,663
Assets under construction	22,374	—	22,374

	1,734,179	753,142	981,037

Total amortization expense for property, plant and equipment was $24,848 and $51,603 (2005 — $30,429 and $60,579) for the three months and six months, respectively.
8.	Goodwill
In accordance with the CICA Handbook 3062 Goodwill and Other Intangible Assets, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the fair value of a reporting unit may be below the carrying value of the same reporting unit. During the quarter ended June 30, 2006, the Company entered into a Plan of Arrangement with Georgia Gulf Corporation (“Georgia Gulf”) to acquire all of the common shares of the Company at $13.00 per share. As a result of this event, management compared the fair value of each of the reporting units with its carrying amount, including the goodwill allocated to the respective reporting unit. The fair value of the reporting units was calculated using discounted future cash flows. The calculation was performed in a manner consistent with the goodwill analysis conducted as of December 31, 2005, but was based upon updated data to June 30, 2006 including the cash payment contemplated under the Plan of Arrangement with Georgia Gulf. Management concluded that goodwill was impaired in three reporting units contained within two reporting segments, namely Home improvement products and Window covering products at June 30, 2006. As a result, the Company has recorded an impairment charge of $25,496 for the three months ended June 30, 2006, which is recorded in other items (note 17).
ROYAL GROUP TECHNOLOGIES       21

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
8. Goodwill (continued)
The changes in the carrying amount of goodwill for the Company’s reporting segments for the six months ended June 30, 2006 are as follows:

	Custom			Home	Window
	profiles &	Building	Construction	improvement	covering
	mouldings	products	products	products	products	Materials	Support	Total

Balance, December 31, 2005	109,328	20,248	20,342	13,887	11,824	9,400	9,326	194,355
Foreign exchange revaluation	(911)	(169)	(170)	(116)	(99)	(78)	(119)	(1,662)
Impairment loss	—	—	—	(13,771)	(11,725)	—	—	(25,496)

Balance, June 30, 2006	108,417	20,079	20,172	—	—	9,322	9,207	167,197

The Company will continue to test for goodwill impairment on an annual basis in the fourth quarter of each year, and at any time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The fair values of the reporting units are calculated using discounted future cash flows, which contain assumptions regarding future operating performance. These assumptions include revenue growth rates, margin assumptions, discount rates and terminal rates. The Company regularly monitors the forecasted cash flows of its reporting units and any significant adverse changes in circumstances or assumptions would require the Company to test for goodwill impairment.
9. Other Assets

	As at	As at
	June 30, 2006	December 31, 2005

Patents, net of accumulated amortization of $7,211 (2005 -$7,522)	6,029	5,935
Deferred financing costs, net of accumulated amortization of $1,366 (2005 - $2,067)	972	1,089

	7,001	7,024
Investments	4,153	4,324

	11,154	11,348

Amortization expense for patents was $229 and $454 (2005 — $265 and $579) for the three months and six months, respectively. Amortization expense for deferred financing costs was $59 and $117 (2005 — $67 and $133) for the three months and six months, respectively.
ROYAL GROUP TECHNOLOGIES      22

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
9. Other Assets (continued)
Investments include the Company’s holdings in associated companies and other business ventures accounted for by the equity and cost methods. During the second quarter of 2006, the Company completed the sale of an equity investment. The Company recognized an aggregate gain of $411 (pre-tax), which is recorded in other items (note 17). The total consideration was $425, all of which is deferred and included in other receivables on the consolidated balance sheet.
Equity in loss of the investments was $70 and $401 (2005 — $912 and $1,086) for the three and six months, respectively.
10. Bank indebtedness

	As at	As at
	June 30, 2006	December 31, 2005

Bank indebtedness	151,948	158,789
The Company entered into a credit agreement as of February 21, 2005 with a syndicate of three banks, which provides for a $312,500 committed, secured multi-currency revolving credit facility to be made available to the Company and certain of its U.S. subsidiaries. This credit facility contains provisions to reduce the available limit to reflect any asset dispositions other than accounts receivable and inventory. The credit agreement was subsequently amended to reduce the available limit of the credit facility by an amount equal to all divestiture proceeds in excess of $100,000. As a result, the available limit under the credit facility as at June 30, 2006 was $266,140. The credit facility may be used for general operating and corporate purposes, and was initially drawn to repay the term bank loan owed under a previous credit agreement dated as of August 1, 2000. The credit facility is secured by a pledge of substantially all the assets of the Company and its subsidiaries, and by upstream guarantees from various non-borrowing subsidiaries. Under the terms of the credit agreement, the Company is required to satisfy various financial and other covenants, including the maintenance of certain financial ratios. The Company was in compliance with these covenants as at June 30, 2006. The agreement was extended as of December 21, 2005, and matures December 31, 2006.
ROYAL GROUP TECHNOLOGIES      23

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
10. Bank indebtedness (continued)
Borrowings under the credit agreement are available at the Company’s option by way of Canadian prime rate advances, base rate Canada advances, Canadian bankers acceptances, base rate U.S. advances, LIBOR Advances, or swingline advances, plus an interest rate margin, as well as by way of letters of credit.
In addition to the above, credit facilities totaling the equivalent of $27,283 (December 31, 2005 -$68,487) have been arranged with various local banks to assist certain of the Company’s international subsidiaries in funding their operations. The terms and conditions of these arrangements vary in accordance with local practices, and the Company has guaranteed repayment of a portion of the amounts drawn under certain of the facilities in the event of a default by the borrowing subsidiary. As of June 30, 2006, a total of $27,283 (December 31, 2005 – $41,881) was drawn under these facilities.
11. Accounts Payable and Accrued Liabilities

	As at	As at
	June 30, 2006	December 31, 2005

Trade	149,654	174,329
Income taxes and other	179,029	100,417

	328,683	274,746

ROYAL GROUP TECHNOLOGIES      24

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
12. Term debt

		As at
	As at	December 31,
	June 30, 2006	2005

7.17% US $15 million Senior Unsecured Notes, Series A, due August 31, 2006	16,725	17,489
7.31% US $25 million Senior Unsecured Notes, Series B, due August 31, 2006	27,875	29,147
7.10% US $115 million Senior Unsecured Notes, Series D, due November 14, 2007	128,225	134,078

6.90% C$ Medium Term Notes due April 13, 2010	116,532	116,532

3.5% US$1.5 million Promissory Note, due May 22, 2007	233	377

	289,590	297,623
Less current portion	44,812	46,902

	244,778	250,721

Each of the Series A, Series B and Series D Senior Unsecured Notes is denominated in U.S. dollars and bears interest at the above rates, with interest payable quarterly in arrears. The Series A Notes require annual principal payments of U.S. $15,000 on August 31st of each year commencing in 2002. The Series B and Series D balances outstanding are due in full on the dates shown.
The Medium Term Notes are denominated in Canadian dollars, are senior unsecured obligations of the Company, and bear interest at 6.90% payable semi-annually in arrears. Various subsidiaries of the Company guarantee repayment of amounts due pursuant to the Trust Indenture under which the Medium Term Notes were issued.
The 3.5% Promissory Note is denominated in U.S. dollars and is repayable in monthly principal and interest payments to effect a 10 year amortization. The obligation is secured by an irrevocable standby letter of credit.
Aggregate principal payments required over the next five years as follows:

2006	44,812
2007	128,246
2008	—
2009	—
2010	116,532

289,590

ROYAL GROUP TECHNOLOGIES      25

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
13. Capital Stock
The Company’s authorized capital stock consists of the following:
(a)	Preferred shares:

There is an unlimited number of authorized preferred shares without par value, issuable in series, with rights and terms of each series to be fixed by the Board of Directors prior to the issue of such series. No preferred shares are issued or outstanding.

(b)	Common shares (formerly subordinated voting shares):

There is an unlimited number of common voting shares without par value. Each share is entitled to one vote per share at all meetings of shareholders and is entitled to dividends ranking junior to the preferred shares.

There has been no issuance of common shares during the six months ended June 30, 2006.

	Shares	Amount

Balance, December 31, 2005 and June 30, 2006	93,444,502	$634,866
(c)	Multiple voting common shares:

As part of the Company’s overall settlement with its former controlling shareholder, as described in note 2 to the interim consolidated financial statements, the outstanding multiple voting shares that were directly or indirectly owned by the former controlling shareholder were converted on a one-for-one basis into subordinate voting shares during the second quarter ended June 30, 2005.

Subsequently, the Company filed Articles of Amendment to remove the multiple voting shares and the subordinated voting shares as well as rights, privileges, restrictions and conditions attached thereto and replaced them with one class of voting shares.
ROYAL GROUP TECHNOLOGIES      26

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
13.	Capital Stock (continued)

(d)	Stock option plan:

The table below is a summary of the status of the Company’s stock option program.

		Weighted average
	Number of options	exercise price

Outstanding, January 1, 2006	3,192,828	$26.50
Granted	20,000	9.84
Exercised	—	—
Cancelled/expired	(952,000)	27.89

Outstanding, June 30, 2006	2,260,828	$25.76

Exercisable, June 30, 2006	1,647,828	$28.17

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. During 2006, 20,000 (2005 – 150,000) stock options were granted with the following weighted average assumptions:

Assumptions	2006

Risk-free interest rate	3.9%
Expected life	5.3 years
Expected volatility	52.4%
Dividend yield	—

Weighted average fair value of options granted	$4.98

These options are substantially exercisable as to half on or after three years from the date of issue, with the balance after six years from the date of issue and all options expire nine years after date of issue.
For the three months ended June 30, 2006 and June 30, 2005, the Company recorded a compensation expense for stock options of $115 and $49, respectively. For the six months ended June 30, 2006 and June 30, 2005, the Company recorded a compensation expense for stock options of $225 and $49, respectively.
ROYAL GROUP TECHNOLOGIES      27

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
13.	Capital Stock (continued)

(e)	Senior Management Incentive Plan (“SMIP”):

The table below is a summary of the status of the Company’s SMIP.

Number of RSU’s

Outstanding, January 1, 2006	1,215,000
Granted	50,000
Exercised	—
Cancelled	(160,000)

Outstanding, June 30, 2006	1,105,000

For the three months ended June 30, 2006 and June 30, 2005, the Company recorded a compensation expense (recovery) for restricted share units (“RSUs”) of $(2,658) and $1,860, respectively. For the six months ended June 30, 2006 and June 30, 2005, the Company recorded a compensation expense (recovery) for RSUs of $(1,067) and $3,024, respectively. A compensation recovery for RSUs was recorded in the three months ended June 30, 2006 as it was determined that not all the achievement targets would be met.

(f)	Directors Deferred Stock Unit Plan (“DSUP”):

The Company maintains a DSUP for the benefit of the members of the Board of Directors. There were 118,932 deferred stock units outstanding at June 30, 2006 with a total recorded value of $1,466. At December 31, 2005, there were 107,988 deferred stock units outstanding with a total value of $1,123.

For the three months ended June 30, 2006 and June 30, 2005, the Company recorded a compensation expense for deferred stock units of $319 and $1,045 respectively. For the six months ended June 30, 2006 and June 30, 2005, the Company recorded a compensation expense for deferred stock units of $343 and $1,045 respectively.
14. Contributed Surplus

	As at	As at
	June 30, 2006	December 31, 2005

Contributed surplus, beginning of period	8,020	3,703
SMIP compensation (note 13 e)	(1,067)	5,148
Stock options	225	281
Exercise of RSUs under the Restricted Stock Unit Plan	—	(1,112)

Contributed surplus, end of period	7,178	8,020

ROYAL GROUP TECHNOLOGIES      28

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
15. Earnings (Loss) per Share
Basic and diluted earnings (loss) per share have been calculated using the weighted average method. The maximum dilutive number of shares has been calculated using the treasury stock method:

	3 months ended June 30, 2006			3 months ended June 30, 2005
	Continuing	Discontinued		Continuing	Discontinued
	operations	operations	Total	operations	operations	Total

Basic and diluted earnings (loss) per share

Net earnings (loss)	(40,375)	7,872	(32,503)	23,286	(4,703)	18,583
Basic earnings (loss) per share	(0.43)	0.08	(0.35)	0.25	(0.05)	0.20
Diluted earnings (loss) per share	(0.43)	0.08	(0.35)	0.25	(0.05)	0.20

Weighted average shares outstanding

Basic	93,444,502	93,444,502	93,444,502	93,444,500	93,444,500	93,444,500
Effect of dilutive securities	1,126,177	1,126,177	1,126,177	1,080,000	1,080,000	1,080,000

Diluted*	94,570,679	94,570,679	94,570,679	94,524,500	94,524,500	94,524,500

Excluded as anti-dilutive **	2,240,828	2,240,828	2,240,828	3,200,078	3,200,078	3,200,078

	6 months ended June 30, 2006			6 months ended June 30, 2005
	Continuing	Discontinued		Continuing	Discontinued
	operations	operations	Total	operations	operations	Total

Basic and diluted earnings (loss) per share

Net earnings (loss)	(59,156)	7,037	(52,119)	13,221	(6,033)	7,188
Basic earnings (loss) per share	(0.63)	0.07	(0.56)	0.14	(0.06)	0.08
Diluted earnings (loss) per share	(0.63)	0.07	(0.56)	0.14	(0.06)	0.08

Weighted average shares outstanding

Basic	93,444,502	93,444,502	93,444,502	93,431,879	93,431,879	93,431,879
Effect of dilutive securities *	1,146,355	1,146,355	1,146,355	1,048,333	1,048,333	1,048,333

Diluted	94,590,857	94,590,857	94,590,857	94,480,212	94,480,212	94,480,212

Excluded as anti-dilutive **	2,240,828	2,240,828	2,240,828	3,200,078	3,200,078	3,200,078

*	Due to the net loss for both the three months and six months ended June 30, 2006, diluted loss per share has been calculated using the basic weighted average number of Common Shares outstanding, as the inclusion of any potential dilutive securities would be anti-dilutive.

**	Excluded from the calculation of diluted net loss per share because the exercise price of the stock options was greater than or equal to the average price of the Common Shares.
ROYAL GROUP TECHNOLOGIES      29

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
16. Operating Expenses

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Selling costs	24,190	26,877	48,417	50,810
Delivery and warehousing costs	32,106	36,810	60,557	68,186
General and administration costs	47,095	24,027	88,357	55,844

	103,391	87,714	197,331	174,840

17. Other items

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Goodwill impairment	25,496	—	25,496	—
Gain on sale of real estate	(2,843)	—	(14,038)	—
Gain on sale of businesses	(9,748)	—	(9,746)	—
Restructuring costs	2,734	—	5,059	—
Other	(34)	—	1,023	—

	15,605	—	7,794	—

18. Income Taxes
During the six-month period ended June 30, 2006, the Company recorded an income tax expense on its pre-tax loss reported under GAAP. The effective tax rate for the year to date was 50.4%, compared to 25.1% in 2005. The effective tax rate for the quarter was 191.5%, compared to the 25.7% in the previous quarter ended March 31, 2006 and 25.3% for fiscal 2005. The change in the income tax rate was substantially due to the impact of Quebec’s retroactive legislation resulting in a one time charge to current income tax expense of $30,700 and an interest charge of $8,624 which is recorded in interest and financing charges and the long term tax rate changes tabled in Bill-C13. On June 22, 2006 Bill–C13 received royal assent that introduced among other changes an increase in the general rate reduction from 7% to 7.5% effective on January 1, 2008 to 8% on January 1, 2009 and to 9% on January 1, 2010, to increase M&P deduction to mirror the general rate reduction and to eliminate the corporate surtax effective January 1, 2008. As a result of the rate changes, the Company’s Canadian future tax liability resulting from its long term timing differences was reduced by $8,958.
ROYAL GROUP TECHNOLOGIES      30

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
19. Segment Reporting Data
Operating segments are defined as components of an enterprise about which separate financial information is available and which, are evaluated regularly by senior financial decision-makers in allocating resources and assessing performance. The following table summarizes the segments on which the Company reports.

Reportable segments	Core product divisions

Custom profiles & mouldings	Custom Window Profiles and
Interior & Exterior Mouldings
Building products	Exterior Cladding
Construction products	Pipe and Fittings and Building Systems
Home improvement products	Deck, Fence and Railing and Outdoor Storage
Window covering products	Window Coverings
Materials	Materials (Resins, Additives, PVC and Recycling)
Support	Real Estate
Performance is evaluated based on pre-tax earnings before amortization and interest.
Net sales by geographic region for three months ended June 30, 2006 were 59.9% (2005 – 61.5%) to the US, 38.4% (2005 – 36.9%) to Canada and 1.7% (2005 – 1.6%) to other markets. For the six months ended June 30, 2006, net sales by geographic region were 63.1% (2005 – 63.7%) to the US, 35.4% (2005 – 34.5%) to Canada and 1.5% (2005 – 1.8%) to other markets.
The following tables present financial information for the period as at June 30, 2006 and do not include amounts classified as assets held for sale. Segment information for assets held for sale is contained in note 3. The information for both the three months and six months ended June 30, 2006 is from continuing operations.
ROYAL GROUP TECHNOLOGIES     31

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
19. Segment Reporting Data (continued)
The accounting policies for each of the segments are described in Note 1 of the audited consolidated financial statements for the year ended December 31, 2005. Inter-segment transactions are negotiated as if the transactions were to third parties, at market prices.

	Custom			Home	Window
	profiles &	Building	Construction	improvement	covering
3 months ended June 30, 2006	mouldings	products	products	products	products	Materials	Support	Total

Gross sales	196,817	95,422	81,346	55,238	30,489	122,013	19,893	601,218
Eliminations	10,255	(192)	(242)	352	143	113,137	19,341	142,794

Net sales	186,562	95,614	81,588	54,886	30,346	8,876	552	458,424

Gross profit	47,586	25,623	23,513	10,257	3,088	6,242	5,139	121,448
Pre-tax earnings before amortization and interest	30,541	4,279	5,897	(684)	(4,255)	3,838	3,518	43,134
Amortization charges	13,401	1,577	2,114	1,035	1,128	2,999	2,823	25,077
Acquisition of property, plant and equipment and goodwill	10,170	724	4,263	907	193	1,026	3,771	21,054
Goodwill	108,417	20,079	20,172	—	—	9,322	9,207	167,197
Total assets	556,748	225,903	272,076	125,484	102,498	195,641	369,248	1,847,598

	Custom			Home	Window
	profiles &	Building	Construction	improvement	covering
3 months ended June 30, 2005	mouldings	products	products	products	products	Materials	Support	Total

Gross sales	211,165	91,231	91,050	62,162	42,905	111,625	26,022	636,160
Eliminations	10,986	111	1,887	976	5,560	104,945	25,015	149,480

Net sales	200,179	91,120	89,163	61,186	37,345	6,680	1,007	486,680

Gross profit	55,473	21,110	18,734	9,421	7,344	12,999	2,727	127,808
Pre-tax earnings before amortization and interest	48,514	3,946	3,541	2,541	(3,755)	11,964	4,036	70,787
Amortization charges	12,746	1,450	3,744	2,925	1,826	2,321	5,682	30,694
Acquisition of property, plant and equipment and goodwill	10,706	1,007	812	3,706	615	1,218	(963)	17,101
Goodwill	115,266	21,404	25,342	19,498	12,609	10,193	10,067	214,379
Total assets	617,663	214,742	448,552	247,802	140,223	213,066	557,945	2,439,993

ROYAL GROUP TECHNOLOGIES     32

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
19. Segment Reporting Data (continued)
The accounting policies for each of the segments are described in Note 1 of the audited consolidated financial statements for the year ended December 31, 2005. Inter-segment transactions are negotiated as if the transactions were to third parties, at market prices.

	Custom			Home	Window
	profiles &	Building	Construction	improvement	covering
6 months ended June 30, 2006	mouldings	products	products	products	products	Materials	Support	Total

Gross sales	355,641	167,188	141,229	82,183	59,591	211,312	40,658	1,057,802
Eliminations	22,447	46	1,174	641	850	196,652	39,484	261,294

Net sales	333,194	167,142	140,055	81,542	58,741	14,660	1,174	796,508

Gross profit	77,186	40,893	35,663	10,951	6,023	9,391	9,681	189,788
Pre-tax earnings before amortization and interest	31,991	4,249	5,929	(926)	(4,522)	3,969	3,824	44,514
Amortization charges	23,400	2,999	6,086	4,043	2,860	5,633	7,036	52,057
Acquisition of property, plant and equipment and goodwill	19,396	1,862	5,647	1,698	458	1,967	2,437	33,465
Goodwill	108,417	20,079	20,172	—	—	9,322	9,207	167,197
Total assets	556,748	225,903	272,076	125,484	102,498	195,641	369,248	1,847,598

	Custom			Home	Window
	profiles &	Building	Construction	improvement	covering
6 months ended June 30, 2005	mouldings	products	products	products	products	Materials	Support	Total

Gross sales	363,839	152,788	153,258	96,857	84,519	200,939	50,526	1,102,726
Eliminations	21,104	111	4,665	2,339	13,549	189,186	48,442	279,396

Net sales	342,735	152,677	148,593	94,518	70,970	11,753	2,084	823,330

Gross profit	86,206	35,213	28,123	12,408	13,865	22,088	9,226	207,129
Pre-tax earnings before amortization and interest	66,173	4,000	1,023	1,358	(7,608)	17,869	10,632	93,447
Amortization charges	25,155	2,775	7,134	5,636	3,451	5,109	11,898	61,158
Acquisition of property, plant and equipment and goodwill	20,003	2,909	2,915	7,028	945	2,062	956	36,818
Goodwill	115,266	21,404	25,342	19,498	12,609	10,193	10,067	214,379
Total assets	617,663	214,742	448,552	247,802	140,223	213,066	557,945	2,439,993

ROYAL GROUP TECHNOLOGIES     33

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
20. Supplemental Cash Flow Information
(a) Items not affecting cash (bank indebtedness) of continuing operations:

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Gain on sale of businesses	(11,854)	—	(22,231)	—

Goodwill impairment	25,496	—	25,496	—

Amortization charges	25,077	30,694	52,057	61,158
Amortization of deferred financing costs	59	67	117	133

Future income taxes	(3,698)	(1,762)	(14,241)	(8,309)

Other	2,649	5,195	6,590	10,935

Cash provided	37,729	34,194	47,788	63,917

(b) Change in non-cash working capital:

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Accounts receivable	(73,992)	(65,507)	(91,662)	(109,038)

Inventories	17,961	36,364	(15,781)	(14,333)

Prepaid expenses	(7,914)	(3,503)	(7,981)	(10,538)
Accounts payable and accrued liabilities	61,294	29,848	60,572	13,782

Cash used	(2,651)	(2,798)	(54,852)	(120,127)

21. Commitments
As noted in Note 21 of the 2005 audited consolidated financial statements, the Company has a long-term agreement with Westlake Vinyls Inc. (“Westlake”) for the annual purchase of up to 460 million pounds of vinyl chloride monomer. The agreement with Westlake had a pricing mechanism that was linked to data published in two industry trade magazines. On January 1, 2006, one of the trade magazines ceased publishing the pricing information. On April 7, 2006, the Company filed a Notice of Application seeking a court order declaring that this long-term agreement with Westlake is void and unenforceable. Subsequently, Westlake filed its own application seeking a determination that the supply agreement is valid. In efforts to resolve this dispute, the Company and Westlake entered into discussions aimed at arriving at a new mutually agreed pricing mechanism. Those discussions did not result in an agreement and the applications by the parties are now scheduled to be heard by the court in late October 2006.
ROYAL GROUP TECHNOLOGIES     34

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
22. Contingencies
The Company and certain of its former officers and directors have been named as defendants in two shareholder lawsuits filed in the United States District Court for the Southern District of New York that seek class action status. The first complaint was filed on February 2, 2006. The second complaint was filed on February 3, 2006. Both of these actions purport to be brought on behalf of:
(a)	All United States citizens and entities that purchased or otherwise acquired the common stock of Royal Group on the New York Stock Exchange or the Toronto Stock Exchange; and

(b)	All foreign persons and entities that purchased or otherwise acquired the common stock of Royal Group on the New York Stock Exchange between February 24, 2000 and October 18, 2004.
Plaintiffs in both actions allege that defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 by, among other things, failing to disclose certain related-party transactions. The complaints each seek certification of the putative class, unspecified damages, reasonable costs and attorneys’ fees, and other relief the court may deem appropriate.
On April 3, 2006, three putative class members moved to consolidate these two related actions, to be appointed joint Lead Plaintiffs and for approval of their counsel as Lead Counsel. On June 22, 2006, the Court orally granted this motion, which consolidated these two actions, named the three putative class members as Lead Plaintiffs, and approved their selection of Lead Counsel.
Lead Plaintiffs filed a consolidated amended complaint on July 24, 2006. Pursuant to the Court’s scheduling order, defendants’ motions to dismiss the consolidated amended complaint must be filed no later than September 22, 2006, and briefing of defendants’ motions to dismiss is to be completed no later than December 21, 2006.
The Company, certain of its former officers and certain of its former and current directors also have been named as defendants in a proposed shareholder class action lawsuit filed on February 24, 2006 in the Ontario Superior Court of Justice (the “Ontario Action”). The Ontario Action seeks to bring a class action on behalf of all persons who acquired securities of the Company from February 26, 1998 to October 18, 2004. It claims damages for oppression and negligent misrepresentation of $700,000, punitive damages of $300,000 as well as interest and costs. The Ontario Action alleges, among other things, that the Company failed to disclose certain related party transactions.
The Company is presently unable to determine whether these actions will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Company and intends to defend itself vigorously in these actions.
ROYAL GROUP TECHNOLOGIES     35

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
22. Contingencies (continued)
As noted in Note 22 of the 2005 audited consolidated financial statements, the Company has received a demand letter from U.S. counsel for an individual shareholder. It threatens a court application for leave to bring a derivative action on behalf of the Company against certain former officers of the Company in respect of related party transactions, as well as senior officers and directors of the Company since January 1998, if the Company itself does not commence the demanded action. The Company’s Audit Committee is in the process of reviewing the demand and will make a recommendation to the Board on how to proceed.
The Company is the subject of a criminal investigation being conducted by the Antitrust Division of the United States Department of Justice (“Department of Justice”). The investigation focuses on alleged price fixing in the window coverings industry. The Company recently reached an agreement in principle to resolve the matter with the Department of Justice for an amount the Company had previously accrued in its financial statements to settle the matter. The Company has not yet finalized an agreement with the Department of Justice.
The Company has also been contacted by counsel for a group of potential civil plaintiffs (direct purchasers) that have indicated their intention to commence civil litigation against the Company pertaining to the conduct that is the subject of the Department of Justice investigation. As of this report, no civil lawsuits have been filed.
The Company is also involved in various claims, legal proceedings, investigations and complaints arising in the course of business. Where the Company expects to incur a loss as a result of a claim, an estimate of the loss has been recorded as an expense. In all other cases, the Company cannot determine whether these claims, legal proceedings, investigations and complaints will, individually or collectively, have a material adverse effect on the business, results of operations and financial condition and liquidity of the Company. The Company is presently unable to determine whether these actions will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Company.
ROYAL GROUP TECHNOLOGIES     36

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
23.	Related Party Transactions
Related party transactions with companies related to the former controlling shareholder totalled $50 and $108 (2005 — $69 and $132) for the three and six months ended June 30, respectively. Related party transactions principally between a non-wholly owned subsidiary and minority shareholders of this subsidiary totalled $379 and $1,199 (2005 — $1,941 and $3,359) for the three and six months ended June 30, respectively.
At June 30, 2006, there are accounts receivable from companies related to the former controlling shareholder of $15 (2005 — $32) and an account receivable from the former controlling shareholder of nil (2005 — $1,130). Payment of $1,130 was received in July 2005. At June 30, 2006, there are accounts receivable of $21 (2005 — $198) and accounts payable of $84 (2005 — $438) relating to other related parties.
These related party transactions were in the normal course of the Company’s business, and involved either the sale of products manufactured by the Company and sold at prices and terms consistent with those available to third parties, the recovery of costs incurred in respect of certain shared services or the purchase of other goods and services such as rent for premises.
24.	Significant Differences between Canadian and United States Generally Accepted Accounting Principles
These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain respects, U.S. GAAP differs from Canadian GAAP. The following is a summary of the effect of significant differences in GAAP on the consolidated financial statements:
(a)	Description of GAAP differences:
(i)	Substantively enacted tax laws and rates:

Canadian GAAP permits the recognition of the impact of substantively enacted changes in tax laws and rates on the measurement of future income tax assets and liabilities in the period those tax laws and rates have been substantively enacted. There were substantively enacted rates for the quarter ended June 30, 2006.

U.S. GAAP does not recognize the concept of substantively enacted tax laws and rates and only allows recognition of the impact of a tax rate reduction on future income tax assets and liabilities once it is passed into a law.
ROYAL GROUP TECHNOLOGIES     37

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
24.	Significant Differences between Canadian and United States Generally Accepted Accounting Principles (continued)
(ii)	Comprehensive income:

The Financial Accounting Standards Board (“FASB”) in the United States issued Statement of Financial Accounting Standard (“SFAS”) No. 130, which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Canadian GAAP has issued similar guidance effective for fiscal periods beginning on or after October 1, 2006.

(iii)	Incorporated joint ventures:

U.S. GAAP requires investments in incorporated joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of incorporated joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportional consolidation for purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the additional information regarding the Company’s interest in joint ventures is presented in note 4.
ROYAL GROUP TECHNOLOGIES     38

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
24.	Significant Differences between Canadian and United States Generally Accepted Accounting Principles (continued)
(b)	Net earnings (loss) in accordance with U.S. and Canadian GAAP

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Net earnings (loss) in accordance with Canadian GAAP	(32,503)	18,583	(52,119)	7,188
Differences in GAAP increasing (decreasing) reported earnings:

Substantially enacted tax laws and rates	(8,958)	—	(8,958)	—

Net income (loss) under U.S. GAAP	(41,461)	18,583	(61,077)	7,188

Earnings (loss) under U.S. GAAP from continuing operations	(49,333)	23,286	(68,114)	13,221

Earnings (loss) under U.S. GAAP from discontinued operations	7,872	(4,703)	7,037	(6,033)

Net income (loss) under U.S. GAAP	(41,461)	18,583	(61,077)	7,188

Basic and diluted earnings (loss) per common share, under US GAAP, from:

Continuing operations	(0.52)	0.25	(0.73)	0.14

Discontinued operations, net of tax	0.08	(0.05)	0.08	(0.06)

Basic and diluted earnings (loss) per common share	(0.44)	0.20	(0.65)	0.08

(c)	Comprehensive income (loss) for U.S. GAAP purposes is determined as follows:

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Net earnings (loss) in accordance with U.S. GAAP	(41,461)	18,583	(61,077)	7,188

Foreign currency translation adjustment	(11,652)	3,650	(9,774)	5,402

Comprehensive earnings (loss) based on U.S. GAAP	(53,113)	22,233	(70,851)	12,590

(d)	Shareholders’ equity in accordance with U.S. GAAP:

	As at	As at
	June 30, 2006	December 31, 2005

Shareholders’ equity in accordance with Canadian GAAP	1,047,567	1,110,303

Substantively enacted tax laws and rates	(8,958)	—

Shareholders’ equity in accordance with U.S. GAAP	1,038,609	1,110,303

ROYAL GROUP TECHNOLOGIES      39

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
24.	Significant Differences between Canadian and United States Generally Accepted Accounting Principles (continued)
(e)	Effect on consolidated balance sheets and consolidated statements of earnings:
The application of U.S. GAAP would result in the following presentation of these captions on the consolidated balance sheets and consolidated statements of earnings:

	As at	As at
	June 30, 2006	December 31, 2005

Term debt	289,590	297,623

Net future income tax liabilities	64,884	74,910

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Tax provision	35,481	7,987	28,870	4,537

Interest and financing charges	16,306	8,543	24,171	14,240

(f)	Other disclosures:
(i)	Accounting for employee stock options:

Prior to fiscal 2003, the Company, as permitted under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), accounted for stock options using the intrinsic value method and was required to disclose pro forma earnings and earnings per share information as if the Company had accounted for its employee stock options issued in 1995 and subsequent years under the fair value method.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS No. 148”). An amendment of FASB No. 123, SFAS No. 148 amended the transitional provisions of SFAS No. 123 for entities choosing to recognize stock-based compensation under the fair value-based method of SFAS No. 123, rather than electing to continue to follow the intrinsic value method. Under SFAS No. 148, the Company could have adopted the recommendations of SFAS No. 123 either (a) prospectively to awards granted or modified after the beginning of the year of adoption, (b) retroactively with restatement for awards granted or modified since January 1, 1995, or (c) prospectively to awards granted or modified since January 1, 1995. Effective October 1, 2002, the Company elected to expense employee stock-based compensation using the fair value method prospectively for all awards granted after October 1, 2002.
ROYAL GROUP TECHNOLOGIES      40

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
24.	Significant Differences between Canadian and United States Generally Accepted Accounting Principles (continued)
Had the Company applied the fair value-based method to all stock options outstanding at the date of adoption, the Company’s net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Net earnings (loss) in accordance with U.S. GAAP	(41,461)	18,583	(61,077)	7,188
Pro forma stock-based compensation expense	(128)	(136)	(252)	(272)

Pro forma net earnings (loss)	(41,589)	18,447	(61,329)	6,916

Basic earnings (loss) per share:

As reported	(0.44)	0.20	(0.65)	0.08

Pro forma	(0.45)	0.20	(0.66)	0.07

Diluted earnings (loss) per share:

As reported	(0.44)	0.20	(0.65)	0.08

Pro forma	(0.45)	0.20	(0.66)	0.07

(ii)	New accounting pronouncements:

In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”). SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 requires that a voluntary change in an accounting principle be applied retrospectively with all prior period financial statements presented using the new accounting principle. SFAS No. 154 also requires that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for prospectively as a change in estimate, and correction of errors in previously issued financial statements should be termed a restatement. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS No. 154 has not had a material impact on the Company’s consolidated financial statements.
ROYAL GROUP TECHNOLOGIES      41

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
24.	Significant Differences between Canadian and United States Generally Accepted Accounting Principles (continued)
In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (“FIN 48), Accounting for Uncertainty in Income Taxes. This interpretation prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. At this time, the CICA has indicated that Canadian GAAP will not seek to conform to the exact guidance mandated in FIN 48. Therefore, future differences may exist between Canadian and U.S. GAAP for the accounting for uncertain tax positions. The Company is currently assessing the impact of FIN 48 on its results under U.S. GAAP.
25.	Plan of Arrangement with Georgia Gulf Corporation
On June 9, 2006, the Company entered into an Arrangement Agreement (“Arrangement”) with Georgia Gulf pursuant to which Georgia Gulf will acquire all of the common shares of Royal Group at a price of $13.00 (CAD) per share. The Company had been involved in a sale process since May 25, 2005, when its Board of Directors announced that it would open a data room and solicit bids from a broad group of potential acquirers. Royal Group’s Board of Directors acting on the unanimous recommendation of the special committee of independent directors for the previously announced sale process, unanimously approved the transaction and determined that the transaction was fair to the Company’s shareholders and was in the best interests of the company. The Board of Directors recommended that Royal Group shareholders vote in favour of the transaction.
On August 4, 2006, the shareholders of the Company voted and approved the Arrangement with Georgia Gulf and Georgia Gulf will acquire all the outstanding common shares. The Company expects the transaction will close in September 2006.
The Arrangement is conditional upon receipt of all approvals under the Competition Act (Canada), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time, and the Investment Canada Act (Canada). The Company anticipates that the approvals will be received by the end of September 2006.
As a result of the shareholder approval of the Arrangement with Georgia Gulf, certain of the Company’s agreements contain change of control provisions that are enacted.
i.	Management Incentive Plans
The Company has two management incentive plans that provide incentives to executives and other key employees of the Company:
(i)	Long-Term Incentive Plan — Cash Award

(ii)	Senior Management Incentive Plan — Restricted Share Units
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ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
25.	Plan of Arrangement with Georgia Gulf Corporation (continued)
These incentive plans provide for awards, in cash or restricted share units, as applicable, that vest at the end of three years if pre-determined corporate financial targets, as approved by the Company, are met. Upon the acquisition of common shares of the Company, which results in an acquirer beneficially owning in excess of 50% of the outstanding common shares of the Company, all of the outstanding awards will be subject to accelerated vesting, without regard to the conditions relating to financial performance.
The Long-Term Incentive Plan stipulates that thirty percent of the outstanding grants will accelerate and vest immediately upon a change in control of the Company. This will result in a payout of $9,738, of which $609 is currently accrued in the Company’s financial statements. The remaining unvested grants will be cancelled and forfeited and the Long-Term Incentive Plan will be terminated.
The Senior Management Incentive Plan stipulates that either thirty or fifty percent of the employee’s outstanding RSUs will accelerate and vest immediately upon a change in control of the Company. However, the Arrangement with Georgia Gulf, requires the Company to cancel all issued and outstanding RSUs immediately prior to the effective date of the change in control, whether vested or unvested in exchange for a cash payment equal to $13.00 per RSU. This will result in a payout of approximately $14,365, of which $6,630 is currently accrued in the Company’s Financial Statements. The Senior Management Incentive Plan will then be terminated.
ii.	Stock Option Plan
The Company maintains a stock option plan to allow management and key operating personnel to purchase common shares. The Arrangement with Georgia Gulf requires the Company to cancel all issued and outstanding options immediately prior to the effective date of the change in control, whether vested or unvested, in exchange for a cash payment to the option holder equal to the amount if any, by which $13.00 exceeds the exercise price payable under such option. This will result in 145,000 options qualifying for an aggregate cash payout of $300, which is not currently accrued in the Company’s financial statements. The remaining 2,116,000 options that did not qualify for the cash payment will be cancelled. The Stock Option Plan will then be terminated.
iii.	Employment Agreements
Certain executive officers have written employment agreements with the Company that require the Company to pay termination payments to such officers in the event of termination of employment following a change in control in the Company. No amount is currently accrued in the Company’s financial statements for these termination payments.
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ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005
25.	Plan of Arrangement with Georgia Gulf Corporation (continued)
iv.	Term Debt and Bank Indebtedness
The Company’s debt agreements, including those related to its syndicated revolving credit facility, the Series A, Series B and Series D Senior Unsecured Notes, and the Medium Term Notes, include provisions under which the lenders may require repayment of the outstanding debt in the event of a change in control of the Company.
26.	Subsequent Events
In addition to the events related to the Arrangement with Georgia Gulf Corporation discussed in note 25, the following material events have occurred subsequent to June 30, 2006.
(a)	Restructuring Activity
On July 6, 2006, the Company completed the sale of Royal Building Systems Argentina. The assets and liabilities of the business was reclassified as held for sale at June 30, 2006 and December 31, 2005 and its financial results were segregated and presented separately as discontinued operations for both the three and six month periods ended June 30, 2006 and June 30, 2005.
(b)	Tech-Wood USA, LLC
On July 27 2006, the Company decided not to proceed further with the acquisition of Tech-Wood USA, LLC (“Tech-Wood”), a U.S. start-up company, which has a patented polymer and wood-fiber technology for manufacturing wood-polymer composite products such as decking, fencing, railing and other building materials. At June 30, 2006, the Company had deferred $1,235 in costs related to its investment in Tech-Wood.
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MANAGEMENT’S DISCUSSION & ANALYSIS
Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the Second Quarter ended June 30, 2006
Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of the Company should be read in conjunction with the 2005 Annual MD&A, the 2005 Annual Audited Financial Statements and the Notes thereto and the June 30, 2006 interim Unaudited Consolidated Financial Statements and the Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars, unless otherwise stated. All tabular amounts are in thousands of Canadian dollars, except for share data and per share figures. Throughout this document, percentage changes are calculated using numbers rounded to the decimal they appear. Certain comparative figures have been reclassified to conform with the basis of presentation adopted in fiscal 2005 for discontinued operations. This MD&A has been prepared as of August 14, 2006. The terms “the Company”, “ ” or “the Group” refer to Royal Group Technologies Limited and its business segments and subsidiaries.
Review and Approval by the Board of Directors
The Board of Directors (“Board”), on the recommendation of the Audit Committee, approved the contents of this MD&A on August 14, 2006.
Company Information
This document along with additional information that will be of interest to investors, including the June 30, 2006 interim Unaudited Consolidated Financial Statements, the 2005 Annual MD&A and the 2005 Audited Consolidated Financial Statements can be accessed on the Investor Relations section of Royal Group’s web site at www.royalgrouptech.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com. Royal Group’s filings with the U.S. Securities and Exchange Commission (“SEC”) can be found at www.sec.gov. To request a printed copy of the above-mentioned documents, you may also contact Royal Group’s transfer agent, Computershare Trust Company of Canada, at (800) 564-6253, or via e-mail at service@computershare.com or investorrelations@royalgrouptech.com.
Accounting Estimates and Assumptions
Royal Group’s Consolidated Financial Statements are prepared in accordance with GAAP and contain certain estimates and assumptions that affect the reported amounts in the Unaudited Consolidated Financial Statements and the accompanying notes. These estimates and assumptions are based on historical experience and management’s best knowledge of current events and actions that Royal Group may undertake in the future. Actual results could differ from those estimates. Certain factors, which could cause actual results to differ from those estimates, are discussed in more detail in the “Risks and Uncertainties” section of this MD&A. Estimates are used when accounting for certain items, the more critical of which are discussed in more detail in the “Critical Accounting Estimates” section of this MD&A.
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Caution Regarding Forward-Looking Statements
This MD&A contains certain forward-looking statements with respect to Royal Group. These statements are often, but not always made through the use of words or phrases such as “expect”, “should”, “continue”, “believe”, “anticipate”, “suggest”, “estimate”, “contemplate”, “target”, “plan”, “budget”, “may”, “will”, “schedule” and “intend” or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal Group specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual performance or results to be materially different from those anticipated in these forward-looking statements. Royal Group is under no obligation to update any forward-looking statements contained herein should material facts change due to new information, future events or other factors except as required by applicable law. For a more detailed discussion of the material factors or assumptions that were applied in drawing conclusions or making a forecast or projection set out in such forward looking information, see the sections of this MD&A entitled “Risks and Uncertainties” and “Critical Accounting Estimates”.
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This MD&A is organized into 5 sections:

A. Corporate Overview	Pages 48 to 52
Business Overview
Summary of Significant Events
Subsequent Events
B. Consolidated Financial and Operating Results	Pages 53 to 62
Consolidated Financial Results
Details of Unusual Charges
Discontinued Operations and Assets Held for Sale
Quarterly Financial Information
Financial Results Analysis
Non GAAP Measures
C. Financing and Risk Management	Pages 63 to 65
Liquidity and Capital Resources
Commitments and Other Contractual Obligations
Debt/Capital Resources
Outstanding Share Data
D. Operating Environment	Pages 66 to 72
Competition
Investigations
Class Action Lawsuits
Criminal Investigation by the Antitrust Division of the United States Department of Justice
Special Investigative Committee
Financial Reporting and Disclosure
Risks and Uncertainties
E. Accounting Policies	Page 73
Critical Accounting Estimates
New Accounting Standards
Related Party Transactions
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A. Corporate Overview
Business Overview
Royal Group is a leading producer of innovative, attractive, durable and low-maintenance building and home improvement products for the North American marketplace. The Company has manufacturing operations primarily located throughout North America to service its extensive customer network.
Royal Group estimates that a significant portion of its sales is derived from residential renovation, repair and remodelling and the residential new construction markets. The residential renovation, repair and remodelling markets have demonstrated stable and consistent growth and have been less cyclical than the new construction demand market.
Summary of Significant Events
Plan of Arrangement with Georgia Gulf Corporation
On June 9, 2006 the Company entered into an Arrangement Agreement (“Arrangement”) with Georgia Gulf Corporation (“Georgia Gulf”), a leading North American manufacturer and international marketer of two integrated product lines, which include chlorovinyls and aromatics products. The all cash transaction pursuant to which Georgia Gulf will acquire all of the common shares of Royal Group at a price of $13.00 (CAD) per share represents a 43.5% premium over Royal Group’s closing share price on the Toronto Stock Exchange of $9.06 on June 8, 2006. Royal Group has been involved in a sale process since May 25, 2005, when the Board announced that it would open a data room and solicit bids from a broad group of potential acquirers. Over 30 potential bidders signed confidentiality agreements and were allowed access to the data room, with six potential bidders receiving extensive management presentations. The Company received a proposal from Georgia Gulf. The Board, acting on the unanimous recommendation of the special committee of independent directors, unanimously approved the transaction and determined that the transaction is fair to Royal Group’s shareholders and is in the best interests of the company. The Board has recommended that Royal Group shareholders vote in favor of the transaction. Royal Group’s Board has received an independent opinion from BMO Nesbitt Burns Inc. that the consideration is fair, from a financial point of view, to Royal Group’s shareholders. Deutsche Bank and Scotia Capital Inc. provided advisory services to the board in connection with the transaction.
On August 4, 2006, the shareholders of the Company voted and approved the Arrangement with Georgia Gulf.
The Arrangement is conditional upon receipt of all approvals under the Competition Act (Canada), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time, and the Investment Canada Act (Canada). The Company anticipates that the approvals will be received by the end of September 2006.
Goodwill Impairment
In accordance with the CICA Handbook 3062 Goodwill and Other Intangible Assets, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the fair value of a reporting unit may be below the carrying value of the same reporting unit. During the quarter ended June 30, 2006, the Company entered into a Plan of Arrangement with Georgia Gulf Corporation (“Georgia Gulf”) to acquire all of the common shares of the Company at $13.00 per share. As a result
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MANAGEMENT’S DISCUSSION & ANALYSIS
of this event, management compared the fair value of each of the reporting units with its carrying amount, including the goodwill allocated to the respective reporting unit. The fair value of the reporting units was calculated using discounted future cash flows. The calculation was performed in a manner consistent with the goodwill analysis conducted as of December 31, 2005, but was based upon updated data to June 30, 2006 including the cash payment contemplated under the Plan of Arrangement with Georgia Gulf. Management concluded that goodwill was impaired in three reporting units contained within two reporting segments, namely Home improvement products and Window covering products at June 30, 2006. As a result, the Company has recorded an impairment charge of $25.5 million for the three months ended June 30, 2006, which is recorded in other items and highlighted in the Details of Unusual Charges section of this MD&A.
The Company will continue to test for goodwill impairment on an annual basis in the fourth quarter of each year, and at any time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The fair values of the reporting units are calculated using discounted future cash flows, which contain assumptions regarding future operating performance. These assumptions include revenue growth rates, margin assumptions, discount rates and terminal rates. The Company regularly monitors the forecasted cash flows of its reporting units and any significant adverse changes in circumstances or assumptions would require the Company to test for goodwill impairment.
Progress of Management Improvement Plan
Royal Group continues to implement its previously announced Management Improvement Plan. Significant progress has been made with respect to the implementation of the plan, management believes that this progress has laid the foundation for a strengthening of the business over the medium and the long term, which is expected to translate into significant improvements in the Company’s financial performance*. The following highlights the progress made under each of the four components of the Management Improvement Plan.
I. Business Unit Portfolio Restructuring
The Company contemplates completion of additional divestitures in the remainder of the year with total proceeds for 2006 estimated to be $200 to $260 million, which is down slightly from the previous guidance of $260 to $300 million as certain closures are now expected to occur in the early part of 2007. An important element of the Management Improvement Plan is that the divestitures, both completed and anticipated, are not expected to have any adverse impact on the Company’s earnings before interest, tax, depreciation and amortization*. To date, the Company has completed the sale of the following companies: Royal Alliance Inc., Amut S.p.A., Vinyltech Inc., Baron Metal Industries Inc., assets of a tooling company and distribution company and approximately 760,000 square feet of excess manufacturing space.
Royal Group is at various stages of progress with the remaining dispositions which include: Roadex Transport Ltd., Novo Europe B.V., Royal Window Coverings Ltda (Brasil), together with assets no longer in use due to the consolidation of manufacturing operations.
Total consideration received year-to-date on the divestitures and sale of assets is $183.3 million of which proceeds received on closing were $135.4 million and $47.9 million is included in receivables. For additional details regarding the proceeds and the gains (losses) realized in
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MANAGEMENT’S DISCUSSION & ANALYSIS
2006, refer to the section of this MD&A entitled “Discontinued Operations and Assets Held for Sale”*.
II. Cost and Margin Improvement Initiatives
The Company has set an organization-wide goal of improving equipment utilization by 40%, cutting internal scrap rates by 30% and reducing inventories by over 25% over the next year. These improvements should result in substantial cost savings and management expects will enable Royal Group to reduce its manufacturing and warehouse footprint in aggregate by 40%*. These improvements will be realized by the application of advanced manufacturing techniques, including lean manufacturing, advanced statistical problem solving tools, and advancement in extrusion line technology. Several higher speed lines have already been deployed and provide strong evidence that significant efficiency improvements are possible. Over 200 production lines are currently being enhanced, which management expects will allow 25% of the Company’s extrusion lines to be converted to higher speed lines by year-end*. Greater extrusion efficiency allows for manufacturing operation consolidation. The first phase of consolidation, completed in the first quarter of 2006, involved the sale of 550,000 square feet of excess manufacturing space, which reduced the Company’s fixed annual operating costs by $5 million. The second phase of consolidation involves the sale of an additional 1.5 million square feet of excess manufacturing space of which 210,445 square feet of excess manufacturing space was sold during the second quarter of 2006.
The Company has consolidated spending for key materials and services to capture the purchasing leverage of the entire corporation. Several negotiations with suppliers are now complete, with savings realized through purchasing consolidation in the range of 5% to 15% with these particular suppliers. Royal Group purchases approximately $1.1 billion of materials and services on an annual basis. In addition, a series of raw material supply chain analyses has been completed in pursuit of better understanding of suppliers’ economics, which the Company believes will ultimately lead to improved raw material economics. The Company’s procurement organization has been significantly enhanced to ensure that it is accessing leading suppliers around the world.
III. Strategies to Realize Full Potential of Core Businesses
Royal Group has completed detailed profitability analyses for three core divisions and actions are underway to enhance product mix and profitability within those divisions. Similar analyses are being undertaken in each of the other core divisions during 2006.
The Management Improvement Plan contemplates that Royal Group would continue to evaluate strategic options for each of its core businesses, with the intent of realizing these businesses’ strategic full potential through better use of the Company’s extensive manufacturing footprint in North America.
In addition, the Company has targeted specific opportunities to leverage its technology and manufacturing capabilities across the Group. The Company has started to utilize its manufacturing facility in Shanghai, China to produce certain price-sensitive, “opening price point” products, to facilitate a greater penetration of certain market segments in North America

*	Refer to the section entitled “Caution Regarding Forward-Looking Statements” on page 2 of this MD&A.
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MANAGEMENT’S DISCUSSION & ANALYSIS
that complement its core product offering. Royal Group’s decision to leverage its production facility in China recognizes that PVC (vinyl) resin is currently available in China at discounted prices to those available in North America.
IV. Financing alternatives that capitalize on the strength of Royal Group’s balance sheet
In late December 2005, Royal Group successfully extended its operating line of credit through 2006 with its banking syndicate. Royal Group continues to examine additional financing alternatives to support its strategic plans. These financing alternatives are also being reviewed in the context of the Georgia Gulf Arrangement.
Currently, Royal Group uses the proceeds from divestitures to repay short-term debt, which reduces its level of net debt to total capitalization.
Quebec Tax Assessment
The Quebec National Assembly recently passed in to law Bill 15 to amend the Quebec Taxation Act and other legislative provisions. Bill 15 includes retroactive changes to the Act that will have the impact of creating Quebec taxable income for the Company for prior years. Over the last several years many Canadian companies established structures that used a Quebec Trust to minimize overall tax liabilities in consultation with their tax advisors. Bill 15 has eliminated the ability to use the Quebec Trust structure.
The Company is considering alternatives to reduce the potential exposure for Quebec tax created as a result of this retroactive legislation, but is required under Canadian generally accepted accounting principles to record the full charge for the Quebec tax created in the second quarter of 2006 based on the wording of the legislation as enacted. Assuming all tax years in which the tax structure operated remain open for reassessment, retroactive taxes and estimated interest based on the legislation totals $39.3 million.
New Segmented Reporting
As of December 31, 2005, Royal Group changed its segmented reporting. The new segmentation is an outcome of the recently completed Management Improvement Plan and reflects what management now views as its core operations: Custom Profile and Mouldings, Building Products, Construction Products, Home Improvement Products, Window Covering Products, Materials, and Support.
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MANAGEMENT’S DISCUSSION & ANALYSIS
Subsequent Events
On July 6, 2006, the Company completed the sale of Royal Building Systems Argentina. The financial position of the business was classified as held for sale at June 30, 2006 and its financial results were segregated and presented separately as discontinued operations for both the three and six-month periods ended June 30, 2006 and 2005.
On July 27 2006, the Company decided not to proceed further with the acquisition of Tech-Wood USA, LLC (“Tech-Wood”), a U.S. start-up company, which has a patented polymer and wood-fiber technology for manufacturing wood-polymer composite products such as decking, fencing, railing and other building materials. At June 30, 2006, the Company had deferred $1.2 million in costs related to its investment in Tech-Wood.
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MANAGEMENT’S DISCUSSION & ANALYSIS
B. Consolidated Financial and Operating Results
Consolidated Financial Results
The following table sets forth for the periods indicated the Company’s consolidated financial results:
CONSOLIDATED STATEMENT OF EARNINGS
(in thousands of Canadian dollars,
except percentage amounts)

	3 months		3 months			6 months		6 months
	ended		ended		Dollar	ended		ended		Dollar
	Jun. 30/06%		Jun. 30/05%		Change	Jun. 30/06%		Jun. 30/05%		Change
	(unaudited)		(unaudited)			(unaudited)		(unaudited)
Net sales	$458,424	100%	$486,680	100%	$(28,256)	$796,508	100%	$823,330	100%	$(26,822)
Cost of sales	336,976	74%	358,872	74%	21,896	606,720	76%	616,201	75%	9,481

Gross profit	121,448	26%	127,808	26%	(6,360)	189,788	24%	207,129	25%	(17,341)
Operating expenses	103,391	23%	87,714	18%	(15,677)	197,331	25%	174,840	21%	(22,491)
Other items	15,605	3%		0%	(15,605)	7,794	1%		0%	(7,794)

Operating earnings (loss)	2,452	1%	40,094	8%	(37,642)	(15,337)	-2%	32,289	4%	(47,626)
Interest and financing charges	16,306	3.6%	8,543	2%	(7,763)	24,171	3%	14,240	1.7%	9,931)

Earnings (loss) from continuing operations before income taxes and minority interest	(13,854)	-3%	31,551	6%	(45,405)	(39,508)	-5%	18,049	2%	(57,557)
Income taxes	26,523	6%	7,987	2%	(18,536)	19,912	2%	4,537	1%	(15,375)

Earnings (loss) from continuing operations before minority interest	(40,377)	-9%	23,564	5%	(63,941)	(59,420)	-7%	13,512	2%	(72,932)
Minority interest	2	0%	(278)	0%	280	264	0%	(291)	0%	555

Earnings (loss) from continuing operations	(40,375)	-9%	23,286	5%	(63,661)	(59,156)	-7%	13,221	2%	(72,377)
Discontinued operations, net of income tax
Loss from discontinued operations	(5,372)	-1%	(4,703)	-1%	(669)	(6,254)	-1%	(6,033)	-1%	(221)
Gain on sale of businesses	13,244	3%		0%	13,244	13,291	2%		0%	13,291

Earnings (loss) from discontinued operations	7,872	2%	(4,703)	-1%	12,575	7,037	1%	(6,033)	-1%	13,070

Net earnings (loss)	$(32,503)	-7%	$18,583	4%	$(51,086)	$(52,119)	-7%	$7,188	1%	$(59,307)

For the three-months ended June 30, 2006, Royal Group sales were $458.4 million, representing a decrease of $28.3 million over the same period last year. Approximately 60% of the Company’s sales were to the U.S. market and were directly affected by the exchange rate movement of the U.S. dollar vis-à-vis the Canadian dollar. The average value of the U.S. dollar declined to 1.1224 Canadian dollars for the three-month period ended June 2006 compared to 1.2439 for the three-months ended June 30, 2005, resulting in a reduction of sales of approximately $35 million. Price increases introduced in late 2005 and early 2006 helped offset the effect of sales volume declines. Sales volume declined as the Company exited certain non-core businesses and exited low margin products and accounts, specifically in the Window Covering Products segment and the Construction Products segment.
The Company’s sales in the six-months ended June 30, 2006 decreased by $26.8 million to $796.5 million from $823.3 million in the comparative period last year. This decline occurred primarily in the second quarter due to the factors outlined above.
The Company’s gross profit as a percentage of sales for the three-months ended June 30, 2006 improved to 26.5% versus 26.3% for the three-months ended June 30, 2005. The effects of exiting certain non-core businesses and low-margin products and accounts have begun to appear in the financial results as labour costs as a percentage of revenue have decreased to 15.7% for the first half of 2006 from 16.6% a year ago. The impact of increased pricing to offset higher raw material costs, was partially offset by lower sales volume. Cost of sales related to U.S. denominated purchases for the three-months ended June 20, 2006, were favourably impacted by approximately $30 million.
Operating expenses are $15.7 million higher in the three-months ended June 30, 2006 versus the three-months ended June 30, 2005 and $22.5 million higher in the six-months ended June 30, 2006 versus the comparative period in 2005. Unusual charges totalling $13.3 million were incurred in the three-months ended June 30, 2006 versus a recovery of $6.5 million for the three-months ended June
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30, 2005. In the six-months ended June 30, 2006, unusual expenses were $28.9 million versus a recovery of $0.6 million in the comparative period in 2005. Net of unusual charges, operating expenses in the six-months ended June 30, 2006 decreased by $7.3 million. The majority of this decrease was in non-compensation related selling and delivery expenses, which are $10.9 million lower as a result of reduced sales volumes across the company. Partially offsetting these decreases was an increase in salaries and benefits as the company has invested in corporate resources as part of its Management Improvement Plan.
Other items include an impairment of goodwill partially offset by net gains realized from the sale of excess real estate and assets held for sale.
Details of Unusual Charges
Royal Group continues to incur unusual charges related to the sale process, ongoing investigations, restructuring activities, and programs tied to realigning the organization with the Company’s Management Improvement Plan. Many of these costs can only be recorded as they are incurred and thus the costs will be spread over several reporting periods. For the three-months ended June 30, 2006, unusual charges which are recorded in both Operating expenses and Other items totalled approximately $28.9 million, representing a $37.6 million increase year over year. On a year to date basis unusual charges totalled approximately $36.3 million, representing a $39.1 million increase compared to the six-months ended June 30, 2005. The significant unusual expenses are detailed in the table below.
Unusual charges reported in earnings (loss) from continuing operations

	3 months	3 months	6 months	6 months
(unaudited)	ended	ended	ended	ended
(in thousands of Canadian dollars)	Jun. 30/06	Jun. 30/05	Jun. 30/06	Jun 30/05

Litigation costs	$—	$29	$250	$2,449
Investigation costs	2,463	605	5,420	2,482
Compensation related expenses	—	(10,000)	2,600	(9,022)
Restructuring costs	4,240	—	5,460	—
Inventory buy back	—	—	—	687
Loss from disposal of fixed assets	—	—	766	—
Gain on sale of land related to settlement with controlling shareholder	—	(1,300)	—	(1,300)
Credit facility fees on financing not pursued	—	1,124	—	1,124
Loss on divestiture of wood blind business in Mexico	—	1,838	—	1,838
Sale process and strategic plan	6,581	1,160	14,031	1,160

Total increase to Operating expenses	13,284	(6,544)	28,527	(582)

Interest income on settlement with controlling shareholder	—	(2,200)	—	(2,200)

Total increase to Interest and financing charges	—	(2,200)	—	(2,200)

Impairment of Goodwill	25,496	—	25,496	—
Net (gain) loss on divestiture activities	(9,891)	—	(17,702)	—

Total increase to Other items	15,605	—	7,794	—

Net increase for the period	$28,889	$(8,744)	$36,321	$(2,782)

For the three-months ended June 30, 2006, the Company incurred higher investigation costs for legal, external audit, and independent forensic accounting expenses, which totalled $2.5 million as compared to $0.6 million in the comparable 2005 reporting period.
Restructuring costs for the three-months ended June 30, 2006 were $4.2 million and primarily relate to the realignment of the organizational structure across the Company.
Costs totalling $6.6 million were incurred in the three-months ended June 30, 2006 for services provided by financial advisors who were assisting the Company with the sale process, including the
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MANAGEMENT’S DISCUSSION & ANALYSIS
comprehensive due diligence review, and the business segment profitability analyses related to the Management Improvement Plan.
As a result of the Georgia Gulf Arrangement to acquire all of the common shares of the Company, management has updated its impairment analysis of the carrying value of goodwill and determined that the goodwill related to certain operating units may was impaired. An impairment charge of $25.5 million has been recorded in Other items. Offsetting the goodwill impairment charge are the gains realized on the sale of the excess real estate and other businesses previously announced.
Discontinued Operations and Assets Held for Sale
During the latter half of 2005, the Board approved initiatives to divest certain non-core businesses and assets as part of the Management Improvement Plan. The values of these non-core businesses and assets held for sale have been measured and presented at the lower of the carrying amount or fair value less cost to sell. An impairment loss was recorded in the fourth quarter of 2005 as the carrying value of these business units and assets exceeded their market value. The results of operations and financial position of certain non-core businesses were segregated and presented separately as discontinued operations.
Discontinued Operations
In the first quarter of 2006, Royal Group completed the sale of Royal Alliance Inc. and Amut S.p.A. for an aggregate loss of $6.0 million (pre-tax). Total consideration was $35.0 million, of which proceeds received on closing were $24.0 million. The balance of the consideration of $11.0 million was reduced in the quarter ending June 30, 2006 by repayments of $0.2 million. The outstanding balance of $10.8 million is included in other receivables on the consolidated balance sheet.
In the second quarter of 2006, Royal Group completed the sale of Baron Metals Industries and the sale of certain component parts, including equipment and excess inventory of Royal Ecoproducts Co. for an aggregate gain of $12.7 million. Total consideration received was $29.3 million, of which proceeds received on closing were $25.3 million. The balance of the consideration of $4.0 million remains outstanding and is included in other receivables on the consolidated balance sheet.
Assets held for Sale
In the first quarter of 2006, Royal Group disposed of approximately 550,000 square feet of real estate and Vinyltech Inc, for an aggregate gain of $9.4 million and proceeds of $71.1 million, of which proceeds received on closing were $42.8 million. The balance of the consideration of $28.3 million remains outstanding and is included in current other receivables on the consolidated balance sheet.
In the second quarter of 2006, Royal Group disposed of 210,445 square feet of real estate and a distribution company. The Company recognized an aggregate gain of $12.2 million and proceeds of $45.7 million, of which proceeds received on closing were $42.7 million. The balance of the consideration of $3.0 million is included in current other receivables on the consolidated balance sheet.
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MANAGEMENT’S DISCUSSION & ANALYSIS
Quarterly Financial Information
The following table summarizes Royal Group’s key consolidated financial information for the last eight quarters. The summarized results presented in this table may differ from those results previously reported in 2005 and 2004 as a result of a restatement to reflect operations that have been discontinued.
CONSOLIDATED QUARTERLY RESULTS

(unaudited)	3 months	3 months	3 months	3 months	3 months	3 months	3 months	3 months
(in thousands of Canadian dollars,	ended	ended	ended	ended	ended	ended	ended	ended
except per share amounts)	June. 30/06	Mar. 31/06	Dec. 31/05	Sept. 30/05	Jun. 30/05	Mar. 31/05	Dec. 31/04	Sep. 30/04

Net sales	$458,424	338,084	$404,408	$468,615	$486,680	$336,650	$359,035	475,911

Earnings (loss) from continuing operations	(40,375)	(18,781)	(116,683)	(5,384)	23,286	(10,065)	(9,274)	31,443

Loss from discontinued operations	7,872	(835)	(154,444)	(1,119)	(4,703)	(1,330)	(26,916)	(7,033)

Net earnings (loss)	(32,503)	(19,616)	(271,127)	(6,503)	18,583	(11,395)	(36,130)	24,410

Basic earnings (loss) per share from continuing operations	(0.43)	(0.20)	(1.25)	(0.06)	0.25	(0.11)	(0.10)	0.34
Diluted earnings (loss) per share from continuing operations	(0.43)	(0.20)	(1.25)	(0.06)	0.25	(0.11)	(0.10)	0.34

Basic net earnings (loss) per share	(0.35)	(0.21)	(2.90)	(0.07)	0.20	(0.12)	(0.39)	0.26
Diluted net earnings (loss) per share	(0.35)	(0.21)	(2.90)	(0.07)	0.20	(0.12)	(0.39)	0.26

Royal Group operates predominately in the seasonal North American renovation, remodelling, and new construction segments of the marketplace. As such, net sales, net earnings and cash flow are impacted by the amount of activity in these segments. The highest revenue generating quarters have traditionally been the three months ended June 30 and September 30. Profitability has been adversely affected by the non-operating charges recorded in certain quarters and the performance of the Company’s non-core business units whose results are reported as discontinued operations.
Financial Results Analysis
Net Sales
The following table summarizes net sales (“sales”) by segment for the three and six-month period ended June 30, 2006 compared to the three and six-month period ended June 30, 2005. Net Sales include only sales from continuing operations. Sales for each segment are shown net of intercompany sales eliminations.

	3 months	3 months	Percentage	6 months	6 months	Percentage
(in thousands of Canadian dollars,	ended	ended	Change	ended	ended	Change
except percentages)	Jun. 30/06	Jun. 30/05	06 vs. 05	Jun. 30/06	Jun. 30/05	06 vs. 05
	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Custom Profiles & Mouldings	$186,562	$200,179	-6.8%	$333,194	$342,735	-2.8%
Building Products	95,614	91,120	4.9%	167,142	152,677	9.5%
Construction Products	81 ,588	89,163	-8.5%	140,055	148,593	-5.7%
Home Improvement Products	54,886	61,186	-10.3%	81 ,542	94,518	-13.7%
Window Covering Products	30,346	37,345	-18.7%	58,741	70,970	-17.2%
Materials	8,876	6,680	32.9%	14,660	11 ,753	24.7%
Support	552	1,007	-45.2%	1,174	2,084	-43.7%

Net sales	$458,424	$486,680	-5.8%	$796,508	$823,330	-3.3%

ROYAL GROUP TECHNOLOGIES     56

MANAGEMENT’S DISCUSSION & ANALYSIS
Consolidated sales for the quarter ended June 30, 2006 were $458.4 million compared to $486.7 million in the quarter ended June 30, 2005, a decrease of $28.3 million or 5.8%. The decline in sales is primarily the result of lower sales volumes and the impact of the weakening of the U.S. dollar on sales offset by higher selling prices initiated during the fourth quarter of 2005.
The Company’s sales in the six-months ended June 30, 2006 decreased by $26.8 million to $796.5 million from $823.3 million in the comparative period last year. This decline occurred primarily in the second quarter due to the factors outlined above.
Custom Profiles & Mouldings
Sales revenue in the quarter ended June 30, 2006 from Custom Profiles & Mouldings decreased by $13.6 million or 6.8% from $200.2 million in 2005 to $186.6 million in 2006. The Custom Profiles and Mouldings segment was able to successfully maintain price increases previously announced in November 2005. Offsetting this were decreases due to volume reductions in the Custom Profiles division as well as the impact of the effect of a weakening U.S. dollar, which significantly contributed to the reduction in year over year second quarter sales revenues.
For the six months ended June 30, 2006, sales revenue from Custom Profiles and Mouldings decreased $9.5 million or 2.8%. Selling price increases in both Custom Profile and Mouldings divisions have contributed positively to net sales revenue however the combined effect of volume reductions in Custom Profiles and the weakening U.S. dollar have resulted in the sales revenue reduction.
Building Products
For the three-months ended June 30, 2006, sales revenue from Building Products, which includes siding and a building products distribution company, was $95.6 million compared to $91.1 million for the three-months ended June 30, 2005, an increase of $4.5 million or 4.9%. This growth is primarily due to higher selling prices, which have increased approximately 8% since the prior year, as well as higher volumes, particularly in the aluminium product segments. Partially offsetting this growth is the impact of a weakening U.S. dollar and an unfavourable change in product mix. The higher volumes have been realized in the U.S. gulf coastal region and Western Canada where substantial new home development has been underway using lower-cost building products. Sales of premium-priced products are down significantly.
For the six-months ended June 30, 2006, sales revenue from Building Products, increased by $14.5 million or 9.5% to $167.1 million. The increase in sales revenue is attributable to higher selling prices, higher sales volume offset by the impact of the weakening U.S. dollar and an unfavourable change in product mix.
Construction Products
Construction Products sales revenue, including pipe and fittings and the non-divested operations of the North American Royal Buildings Systems, decreased $7.6 million or 8.5% from sales of $89.2 million for the three-months ended June 30, 2005 to sales of $81.6 million in the three-months ended June 30, 2006. The majority of this decline was the result of the disposition of a distribution company in May
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MANAGEMENT’S DISCUSSION & ANALYSIS
2006. Price increases in the Pipe and Fittings division, volume reductions across the segment and the effect of a weakening U.S. dollar contributed to the balance of the variance.
For the six-months ended June 30, 2006, sales revenue for Construction Products of $140.1 million decreased $8.5 million from $148.6 million in the six-months ended June 30, 2005. This decline is primarily due to the disposition of the distribution company in May 2006, with the effects of price increases, lower sales volume and a weakening U.S. dollar combining for the balance of the variance.
Home Improvement Products
Home Improvement Products sales include revenue generated through sales of deck, fence and rail products and outdoor storage products. For the three-months ended June 30, 2006, sales revenue was $54.9 million compared to $61.2 million in the three-months ended June 30, 2005, a decrease of $6.3 million or 10.3%. This decline is primarily the result of lower sales volume and the impact of a weakening U.S. dollar. The selling price increases were achieved to appropriately price certain products such as private label fences, which were not previously contributing adequate profits. In addition, during the first quarter of 2006, there was a delay in shipments to a significant customer until contract negotiations were completed in March 2006. This delay contributed to a positive sales revenue variance in the second quarter of approximately $2 million. Lower sales volumes were experienced, primarily from outdoor storage products, where lower sales realized through U.S. retail channels negatively impacted results.
Sales revenue from Home Improvement Products decreased to $81.5 million in the six-months ended June 30, 2006 from $94.5 million in the six-months ended June 30, 2005, a reduction of $13.0 million or 13.7%. Through the first half of 2006 selling price increases implemented in response to record-level crude oil prices and supply and demand disruptions for petroleum-based products in the wake of Hurricane Katrina contributed positively to sales revenue. However, the first quarter delay in shipments during customer contract negotiations, combined with the negative effect of a weakening U.S. dollar led to the overall decrease in sales revenue.
Window Covering Products
Window Covering Products sales for the three-months ended June 30, 2006 decreased $7.0 million or 18.7% to $30.3 million from $37.3 million in the three-months ended June 30, 2005. The decline is due to lower sales volumes. Higher selling prices were offset by the negative effect of a weakening U.S. dollar. The lower sales volume is the result of Window Covering Products focusing on reducing the number of its small volume, low margin customers as well as the divestiture of its wood blind business in Mexico in the early part of the second quarter of 2005.
For the six-months ended June 30, 2006, sales revenue from Window Covering Products was $58.7 million, a reduction of $12.2 million or 17.2% for the six-months ended June 30, 2005 when sales revenue totalled $71.0 million. This reduction is primarily due to lower sales volumes as the company focuses its business on specific channels and product lines. Significant increases in PVC prices last year resulting from the impact of hurricanes necessitated price increases to customers which also led to a decline in volume, coupled with the competition from lower cost imports. Price increases were partially offset by the negative impact of a weakening U.S. dollar also contributed to the reduction in sales revenue.
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MANAGEMENT’S DISCUSSION & ANALYSIS
Materials
Third party material sales from the additives and compounds operations of the materials division were $8.9 million for the three-months ended June 30, 2006, an increase of $2.2 million or 32.9% from $6.7 million for the three-months ended June 30, 2005. Revenue from material product sales to other companies within Royal Group is eliminated through the consolidation process.
Sales revenue from third party material sales increased to $14.7 million in the six-months ended June 30, 2006, from $11.8 million in the six-months ended June 30, 2005 an increase of $2.9 million or 24.7%.
Support
Sales generated through support activities including transportation, real estate, machinery and tooling are primarily made to other companies within Royal Group and are subsequently eliminated through the consolidation process. Third party revenue included income from the rental of real estate and machinery and tooling services that totalled $0.5 million for the three-months ended June 30, 2006 and is marginally down from $1.0 million for the comparative three-months ended June 30, 2005.
For the six-months ended June 30, 2006, third party support revenue decreased to $1.2 from $2.1 million in the six-months ended June 30, 2005. Royal Group anticipates minimal third party revenue in both real estate and machinery and tooling services as the Company is organizing its operations to focus on internal requirements.*
Geographic Sales Distribution
The following chart summarizes sales by geographic area segment for the three and six months ended June 30, 2006 compared to the three and six months ended June 30, 2005.

	3 months		3 months		Percentage	6 months		6 months		Percentage
(in thousands of Canadian dollars,	ended		ended		Change	ended		ended		Change
except percentages)	Jun. 30/06%		Jun. 30/05%		06 vs. 05	June. 30/06%		Jun. 30/05%		06 vs. 05
	(unaudited)		(unaudited)			(unaudited)		(unaudited)

Canada	$176,164	38.4%	$179,657	36.9%	-1 .9%	$281,622	35.4%	$283,841	34.5%	-0.8%
United States	274,639	59.9%	299,317	61 .5%	-8.2%	502,553	63.1%	524,431	63.7%	-4.2%
Foreign	7,621	1.7%	7,706	1.6%	-1.1%	12,333	1.5%	15,058	1.8%	-18.1%

Net sales	$458,424		$486,680			$796,508		$823,330

For the three and six months ended June 30, 2006, both Canadian and U.S. sales have declined primarily due to lower sale volumes. Foreign sales remained flat for the quarter and on a year to date basis have declined as the Company continues its initiatives to divest of non-core assets; including all foreign operations excluding those in China.
Cost of Sales
For the three-month period ended June 30, 2006, cost of sales was $337.0 million or 73.5% of sales compared to $358.9 million or 73.7% of sales for the three-months ended June 30, 2005, a decrease of $21.9 million or 6.1%. Despite the reduction in sales volumes and the weakening U.S. dollar, which

*	Refer to the section entitled “Caution Regarding Forward-Looking Statements” on page 2 of this MD&A.
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MANAGEMENT’S DISCUSSION & ANALYSIS
had a $30.0 million favourable impact on U.S. denominated purchases, the cost of sales remains higher than last year due to substantially higher raw material costs as well as higher utility costs offset by lower labour costs.
Cost of sales for the six-month period ended June 30, 2006 was $606.7 million or 76.2% of sales compared to $616.2 million or 74.8% of sales in the six-month period ended June 30, 2005 a decrease of $9.5 million. This decrease is primarily due to a reduction in labour costs of $11.5 million, which was partially offset by marginal increases in both raw material, and overhead costs of $1.3 million and $0.7 million respectively.
Operating Expenses
Selling and Delivery Expenses
For the three-month period ended June 30, 2006, selling and delivery expenses were $56.3 million or 12.3% of sales compared to $63.7 million or 13.1% of sales for the comparative quarter in 2005, a decrease of $7.4 million. The decrease is primarily attributed to reduced delivery and warehousing costs mainly due to lower volumes in Window Covering Products, Home Improvement Products and Custom Profile and Mouldings.
In the six-months ended June 30, 2006, selling and delivery expenses were $109.0 million or 13.7% of sales compared to $119.0 or 14.5% of sales for the comparative period in 2005, a decrease of $10.0 million. This decrease can also be explained by lower delivery and warehousing costs related to lower sales volumes in Window Coverings Products, Home Improvement Products and Custom Profile and Mouldings.
General and Administration Expenses
General and administration expenses increased to $47.1 million or 10.3% of sales in the three-months ended June 30, 2006 compared to $24.0 million or 4.9% of sales in the comparative quarter in 2005. In the six-month period ended June 30, 2006, general and administrative expenses were $88.4 million or 11.1% of sales, an increase of $32.5 million over the comparative period in 2005, when general and administrative expenses were $55.8 million or 6.8% of sales.
The increase in general and administration expenses was driven by the unusual charges discussed above under the heading “Details of Unusual Charges”. In the three-months ended June 30, 2006, professional costs relating to the potential sale of the Company and to support the Management Improvement Plan of $6.6 million were incurred as compared to $1.2 million in the three-months ended June 30, 2005. For the six-months ended June 30, 2006 these costs totalled $14.0 million compared to $1.2 million for the six-months ended June 30, 2005. Investigative costs increased to $2.5 million for the three-months ended June 30, 2006 from $0.6 million in the comparative quarter last year. In the six-months ended June 30, 2006, investigative costs were $5.4 million as compared to $2.5 million in the first half of 2005. The Company also incurred costs to restructure certain business units in the amount of $4.2 million in the three-months ended June 30, 2006, where there was no such charge in the comparative quarter of 2005. Finally the Company also incurred higher compensation expenses in the six-months ended June 30, 2006 including an accrual for management bonuses of $4.2 million as compared to a reversal of previously accrued expenses of $4.6 million in the six months ended June 30, 2005.
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MANAGEMENT’S DISCUSSION & ANALYSIS
Amortization Expense
Amortization expense decreased to $25.1 million for the three-months ended June 30, 2006 as compared to $30.7 million for the three-months ended June 30, 2005. Similarly, the amortization expense for the six-months ended June 30, 2006 has also decreased to $52.1 million as compared to $61.2 million for the six-months ended June 30, 2005.
The decline in amortization expense is due to lower capital spending and the reclassification of certain fixed assets as Assets Held for Sale. Assets Held for Sale are not subject to amortization.
Interest and Financing Charges
Interest and financing charges increased to $16.3 million for the three-months ended June 30, 2006 as compared to $8.5 million for the three-months ended June 30, 2005. The increase is primarily related to the Company recording an $8.6 million interest charge based on the Quebec Tax Assessment received during the quarter and lower interest income of $2.2 million in connection with a settlement with a former shareholder in the previous year. The net increase was partially offset by lower debt levels and the favourable impact of a weakening U.S. dollar on interest expense associated with U.S. dollar denominated debt.
Interest and financing charges for the six-months ended June 30, 2006 was $24.2 million as compared to $14.2 million in the comparative year to date. The factors affecting the current quarter are applicable to current and comparative year to date comparisons.
Income Taxes
During the six-month period ended June 30, 2006, the Company recorded an income tax expense on its pre-tax loss reported under GAAP. The effective tax rate for the year to date was 50.4%, compared to 25.1% in 2005. The effective tax rate for the quarter was 191.5%, compared to the 25.7% in the previous quarter ended March 31, 2006 and 25.3% for fiscal 2005. The change in the income tax rate was substantially due to the impact of Quebec’s retroactive legislation resulting in a one time charge to current income tax expense of $30.7 million and the long term tax rate changes tabled in Bill-C13. On June 22, 2006 Bill–C13 received royal assent that introduced among other changes an increase in the general rate reduction from 7% to 7.5% effective on January 1, 2008 to 8% on January 1, 2009 and to 9% on January 1, 2010, to increase M&P deduction to mirror the general rate reduction and to eliminate the corporate surtax effective January 1, 2008. As a result of the rate changes, the Company’s Canadian future tax liability resulting from its long term timing differences was reduced by $9.0 million.
Net Loss
Royal Group’s consolidated net loss was $32.5 million or a loss of $0.35 per share for the three-months ended June 30, 2006 compared to net income of $18.6 million or earnings of $0.20 per share for the three-months ended June 30, 2005. For the six-months ended June 30, 2006, the Company’s consolidated net loss was $52.1 million or a loss of $0.56 per share compared to net income of $7.2 million or earnings of $0.08 per share for the six-months ended June 30, 2005.
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MANAGEMENT’S DISCUSSION & ANALYSIS
Non GAAP Measures
Earnings Before Interest, Taxes, Depreciation and Amortization
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is not a recognized financial measure under Canadian or U.S. GAAP. The Company has excluded Other items from the calculation of EBITDA as this item is not expected to be recurring in nature. Management has traditionally evaluated its segments based on EBITDA, and believes that in addition to net earnings, EBITDA is a useful supplementary measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to (i) net earnings (loss) determined in accordance with GAAP as an indicator of the Company’s performance or (ii) cash flow from operating, investing and financing activities as a measure of liquidity and cash flow. The Company’s method of calculating EBITDA may differ from those utilized by other companies, and accordingly, the Company’s EBITDA may not be comparable to EBITDA as calculated by other companies.
The following table provides the Company’s calculation of EBITDA which is not reported within the body of the June 30, 2006 interim Unaudited Consolidated Financial Statements.

		(Restated)		(Restated)
	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
(in thousands of Canadian dollars, except percentages)	Jun. 30/06	Jun. 30/05	Jun. 30/05	Jun. 30/05
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income (loss) from continuing operations before income taxes and minority interest	$(13,854)	$31 ,551	$(39,508)	$18,049
Interest and financing charges	16,306	8,543	24,171	14,240
Other items	15,605	—	7,794	—
Amortization	25,077	30,694	52,057	61,158

EBITDA	$43,134	$70,788	$44,514	$93,447

EBITDA as a percentage of Net Sales	9.4%	14.5%	5.6%	11.3%

EBITDA for the three-months ended June 30, 2006 has declined by $27.7 million to $43.1 million, or 9.4% of net sales compared to $70.8 million or 14.5% of net sales for the three-months ended June 30, 2005. Included in EBITDA are unusual charges of $13.3 million for the three-months ended June 30, 2006 versus a recovery of $6.5 million in the comparable period in 2005, accounting for $19.8 million of the overall decline in EBITDA. The increase in unusual charges is primarily related to higher costs incurred related to the sale process and the strategic plan, and restructuring costs. The remaining reduction in EBITDA for the quarter is primarily due to the weakening U.S. dollar.
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MANAGEMENT’S DISCUSSION & ANALYSIS
C. Financing and Risk Management
Liquidity and Capital Resources
Cash Flow
The Company had negative cash flow from continuing operating activities of $5.3 million for the three-months ended June 30, 2006 as compared to a positive cash flow of $54.8 million for the three-months ended June 30, 2005. The decline in cash flow from continuing operating activities is primarily the result of lower earnings from continuing operations as a result of the one-time charges. The negative cash flow from operations in the current quarter was offset with the proceeds from the sale of non-strategic assets of $45.4 million from continuing operations and included in the cash flow from discontinued operations is proceeds from the sale of non-strategic companies of $24.5 million.
For the six-months ended June 30, 2006 the Company had negative cash flow from continuing operating activities of $66.2 million compared to negative cash flow of $42.9 million for the six-months ended June 30, 2005. The decline year over year is primarily due to lower earnings in the current year related to the significant one-time charges. The lower earnings were partially offset by a decline in the overall change in working capital. For the six months ended June 30, 2006 the cash flow from operating and investing activity was negative $11.8 million compared to a negative cash flow of $82.0 million for the six-months ended June 30, 2005. The increase in cash flow from operating and investing activities for the six-months ended June 30, 2006 was due to the proceeds received from the sale of non-strategic assets of $88.8 million.
Working Capital
Working capital increased to $190.9 million at June 30, 2006 as compared to $166.1 million at December 31, 2005 and decreased from $261.5 million at June 30, 2005. The primary reasons for the increase compared to December 31, 2005 is an increase in accounts receivable and inventory offset by the impact of divestitures and an increase in current liabilities due to the Quebec tax liability booked in the current quarter. The decline in working capital compared to June 30, 2005 can be attributed mainly to divestitures, reduced inventory levels, a slight reduction in accounts receivable, an increase in current liabilities due to the Quebec tax liability booked in the current quarter offset by a reduction in the Company’s bank indebtedness. Days accounts receivable outstanding increased to 67 days at June 30, 2006 from 52 days at December 31, 2005, and is lower than at June 30, 2005 when days were 69 days, based on a twelve month rolling average of continuing operations. The increase in days receivable from December to June is due to the seasonality of the Company’s business with higher sales in the current quarter causing accounts receivable balances to increase. Days inventory on hand has decreased to 106 days at June 30, 2006 as compared to 112 days at December 31, 2005 and 111 days at June 30, 2005. The continual decrease in days inventory is due to lower production volumes and inventory management practices in an effort to lower the overall level of inventory on hand.
The current ratio has increased to 1.35 at June 30, 2006 compared to 1.28 at December 31, 2005, and has declined from 1.44 at June 30, 2005. The primary reason for the increase since December is due to the reclassification of certain other receivable to current assets as discussed above. The main reason for the decline since June 30, 2005 is the Quebec tax liability charged in the current quarter due to the changes in Bill 15.
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MANAGEMENT’S DISCUSSION & ANALYSIS
Capital Spending
Capital spending for continuing operations increased by $4 million for the three-months ended June 30, 2006 to $21.1 million compared to $17.1 million for the three-months ended June 30, 2005. The increase is primarily attributable to the plant expansion at the Company’s cellular trim facility located in Bristol, Tennessee as the Company is now using this location to produce vinyl window profiles for the U.S. Southeastern marketplace.
Capital spending from continuing operations decreased by $3.3 million for the six-months ended June 30, 2006 to $33.5 million compared to $36.8 million for the six-months ended June 30, 2005. The decline on a year to date basis is the result of various other capital programs being deferred pending the completion of the organizational realignment partially offset by capital spending related to upgrading production lines for better efficiencies.
Commitments and Other Contractual Obligations
The below table summarizes contractual obligations due by period.
Contractual obligations by period
(unaudited)
(in thousands of Canadian dollars)

	2006	2007	2008	2009	2010	Thereafter	Total

Long-term debt — principal repayments	$44,727	$128,331	$—	$—	$116,532	$—	$289,590
Long-term debt — interest payments	$9,115	$16,008	$8,041	$8,041	$2,345	$—	$43,550
Operating leases	$5,823	$8,871	$7,101	$4,941	$2,346	$37	$29,119
Purchase obligations	$85,977	$171,951	$171,951	$171,951	$171,951	$171,951	$945,732
Other long term obligations	$231	$152	$117	$61	$33	$10	$604

Total contractual obligations	$145,873	$325,313	$187,210	$184,994	$293,207	$171,998	$1,308,595

Included in purchase obligations is a long-term agreement with Westlake Vinyls Inc. (“Westlake”) for the annual purchase of up to 460 million pounds of vinyl chloride monomer (“VCM”). The agreement with Westlake included a pricing mechanism linked to data published in two specific industry trade magazines. On January 1, 2006, one of the industry trade magazines ceased publishing the relevant data. Royal Group and Westlake have made efforts to renegotiate a new pricing mechanism but have been unable to agree on a mutually acceptable method. As a result, on April 7, 2006, Royal Group filed a Notice of Application seeking a court order declaring that this long-term agreement with Westlake is void and unenforceable. Subsequently, Westlake filed its own Application seeking a determination that the supply agreement is valid. In efforts to resolve this dispute, the Company and Westlake entered in discussions aimed at arriving at a new mutually agreed pricing mechanism. Those discussions did not result in an agreement and the applications by the parties are now scheduled to be heard by the court in late October, 2006.*
Debt/Capital Resources
Total debt at June 30, 2006 was $441.5 million, a decrease of $14.9 million from $456.4 million as at December 31st, 2005. Slightly more than half of the decrease in total debt reflected the translation impact of a stronger Canadian dollar on the Company’s US Dollar-denominated debt. The balance of the decrease resulted from reduced utilization of the Company’s revolving credit facility, as the Company used cash generated from the sale of non-strategic assets to fund operations. The Company reports debt balances net of cash on hand, and as a result, net debt equals total debt. Both net debt

* Refer to the section entitled “Caution Regarding Forward-Looking Statements” on page 2 of this MD&A.
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MANAGEMENT’S DISCUSSION & ANALYSIS
and total debt as a percentage of capital were 29.6% at June 30, 2006, compared to 29.1% at December 31, 2005.
Capital resources available to support the Company’s liquidity requirements at June 30, 2006 included the following:
The Company entered into a credit agreement as of February 21, 2005 with a syndicate of three banks, which provides for a $312.5 million committed, secured multi-currency revolving credit facility to be made available to the Company and certain of its U.S. subsidiaries. This credit facility contains provisions to reduce the available limit to reflect any asset dispositions other than accounts receivable and inventory. The credit agreement was subsequently amended to reduce the available limit of the credit facility by an amount equal to all divestiture proceeds in excess of $100.0 million. As a result, the available limit under the credit facility as at June 30, 2006 was $266.1 million. The credit facility may be used for general operating and corporate purposes, and was initially drawn to repay the term bank loan owed under a previous credit agreement dated as of August 1, 2000. The credit facility is secured by a pledge of substantially all the assets of the Company and its subsidiaries, and by upstream guarantees from various non-borrowing subsidiaries. Under the terms of the credit agreement, the Company is required to satisfy various financial and other covenants, including the maintenance of certain financial ratios. The Company was in compliance with these covenants as at June 30, 2006. The agreement was extended as of December 21, 2005, and matures December 31, 2006.
Borrowings under the credit agreement are available at the Company’s option by way of Canadian prime rate advances, base rate Canada advances, Canadian bankers acceptances, base rate U.S. advances, LIBOR Advances, or swing-line advances, plus an interest rate margin, as well as by way of letters of credit.
In addition to the above, credit facilities totalling the equivalent of $27.3 million (December 31, 2005 — $68.5 million) have been arranged with various local banks to assist certain of the Company’s international subsidiaries in funding their operations. The terms and conditions of these arrangements vary in accordance with local practices, and the Company has guaranteed repayment of a portion of the amounts drawn under certain of the facilities in the event of a default by the borrowing subsidiary. As of June 30, 2006, a total of $27.3 million (December 31, 2005 — $41.9 million) was drawn under these facilities.
The Company expects to continue to meet its operating cash requirements, including required working capital investments, capital expenditures, and scheduled repayments of debt, from cash flow from operations, proceeds realized from the divestiture of assets held for sale, and its committed borrowing capacity*.
Outstanding Share Data
The Company’s share capital consists of 93,444,502 common shares, which remains unchanged from the amount reported at December 31, 2005. At June 30, 2006, there were 1,105,000 restricted share units under the Company’s Senior Management Incentive Plan, which represents a net reduction of 110,000 units. The number of outstanding options under the Company’s employee stock option plan also decreased during the first six months of 2006. At June 30, 2006, there were 2,260,828 options outstanding, representing a net reduction of 932,000 due to cancelled and expired stock options exceeding new stock options grants. The Company’s Directors Deferred Stock Unit Plan increased from 107,988 to 118,932 deferred stock units at June 30, 2006, with a total recorded value of $1.5 million.
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D. Operating Environment
Competition
Royal Group is a leading producer of innovative, attractive, durable and low-maintenance building and home improvement products for the North American marketplace. In the markets in which Royal Group competes, its products face competition from plastic and alternative materials. In the window and door profile market, the Company faces competition from wood and aluminum products. In the exterior cladding market, the Company’s products face competition from cement, brick, wood, stucco, stone, concrete and aluminum products. The Company faces competition from concrete products in the outdoor storage market and metal products in the pipe and fittings market. Similarly, the Company faces competition from fabric, wood and aluminum products in the window coverings market. Historically, Royal Group’s PVC (vinyl) based products have generally been gaining market share at the expense of alternative materials, due to PVC’s superior qualities, including its low maintenance, durability and ease of installation/fabrication.
The competitive environment in the vinyl building products industry has been intensifying, with market sectors such as vinyl siding and vinyl window profiles reaching more mature phases of their product life-cycles. In addition, competition from countries such as China has become significant for certain price-sensitive products, particularly in the window coverings marketplace.
The strategies being employed by Royal Group to compete vary by core business unit. Generally, Royal Group is increasingly targeting growth through penetration of the wood segments of its markets, with its proprietary lines of low-maintenance, aesthetically pleasing cellular and composite products. In addition, Royal Group is improving its cost structure, to enable it to compete favourably in the businesses where competition is intensifying due to market maturation. Initiatives to enhance cost position include plant consolidations, deployment of higher-speed tooling and equipments, utilization of lean manufacturing and statistical process control techniques, as well as use of advanced raw material formulation technologies.
Investigations
The Royal Canadian Mounted Police (“RCMP”) continues its previously announced investigation. The OSC also continues its investigation of Royal Group with respect to disclosure, financial affairs and trading in the shares of the Company. During 2005, the Company received notification that the SEC is investigating the Company’s past accounting practices and disclosures. As part of these ongoing investigations, the Company has received various requests for information, and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations. Management is unable to determine if these investigations will have a material impact on the Company and its previously reported financial statements. No amount has been accrued in the financial statements with respect to these investigations. Direct costs incurred to support the investigations are being expensed.

* Refer to the section entitled “Caution Regarding Forward-Looking Statements” on page 2 of this MD&A.
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Class Action Lawsuits
Royal Group and certain of its former officers and directors have been named as defendants in a consolidated shareholder class action lawsuit filed in the United States District Court for the Southern District of New York (the “U.S. Class Actions”). The Group and certain of its former officers and certain former and current directors have been named as defendants in a shareholder class action lawsuit filed in the Ontario Superior Court of Justice (the “Canadian Class Action”). The U.S. Class Action and Canadian Class Action include allegations of non-disclosure of certain related-party transactions.
The U.S. Class Action seeks certification of a putative class comprised of: (i) all United States citizens and entities that purchased or otherwise acquired the common stock of Royal Group on the New York Stock Exchange (the “NYSE”) or the Toronto Stock Exchange; and (ii) all foreign persons and entities that purchased or otherwise acquired the common stock of Royal Group on the NYSE between February 24, 2000 and October 18, 2004. The U.S. Class Action seeks unspecified damages for violation of sections 10(b) and 20(a) of the Securities Exchange Act of 1934, reasonable costs and attorneys’ fees and other relief the court may deem appropriate.
The Canadian Class Action seeks certification of a putative class comprised of all persons who acquired securities of Royal Group from February 26, 1998 to October 18, 2004. It claims damages for oppression and negligent misrepresentation of $700 million, punitive damages of $300 million, pre and post judgment interest, costs and such other relief the court may deem appropriate.
Royal Group intends to vigorously defend itself in these lawsuits. The Company is presently unable to determine the likelihood of loss, if any, as a result of these shareholder class actions and no amount is accrued in the financial statements.
Criminal Investigation by the Antitrust Division of the United States Department of Justice
The Company is the subject of a criminal investigation being conducted by the Antitrust Division of the United States Department of Justice (“Department of Justice”). The investigation focuses on alleged price fixing in the window coverings industry. The Company recently reached an agreement in principal to resolve the matter with the Department of Justice for an amount the company had previously accrued in its financial statements to settle the matter. The Company has not yet finalized an agreement with the Department of Justice.
The Company has also been contacted by counsel for a group of civil plaintiffs (direct purchasers) that have indicated their intention to commence litigation against the Company pertaining to the conduct that is the subject of the Department of Justice investigation. As of this report, no civil lawsuits have been filed.
Derivative Action
As noted in Note 22 of the 2005 audited consolidated financial statements, the Company has received a demand letter from U.S. counsel for an individual shareholder. It threatens a court application for leave to bring a derivative action on behalf of the Company against certain former officers of the Company in respect of related party transactions, as well as senior officers and directors of the Company since January 1998, if the Company itself does not commence the demanded action. The
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Company’s Audit Committee is in the process of reviewing the demand and will make a recommendation to the Board on how to proceed.
Special Investigative Committee
In October 2005, the Special Committee advised OSC staff, the RCMP and SEC staff of emails and documents authored by a former financial employee of the Company that relate to certain financial accounting and disclosure matters. The Company understands that the SEC staff made a referral to the U.S. Department of Justice, Criminal Division, in connection with those documents. Also in October 2005, the Audit Committee assumed responsibility for the Special Committee’s mandate and the Special Committee was dissolved. Independent forensic accountants were retained to investigate issues raised by these documents (the “Investigation”). The Investigation focuses on the period from 2000 to 2003.
The Investigation to date has included a review of certain of the Company’s historical accounting records, available supporting documentation at the Company’s head office and email communications of various individuals during the period under review, as well as interviews with numerous current and former employees.
The Investigation identified certain monthly and quarterly accounting and reporting issues of concern for the period under review, such as support for monthly sales growth announcements for certain months in 2001, whether month end closes were extended for a few days for certain months in 2000 and 2001, and certain quarterly journal entries for the period under review.
The quarterly statements were not reviewed by the external auditors during this time period. Based on the Investigation to date, the Audit Committee has determined that further investigation should be made of these issues.
The Investigation also identified entries of concern relating to the year end financial statements for the fiscal years 2000 to 2003. The Company has concluded that no restatement is required of year end financial statements for fiscal years 2000 to 2003. The auditors have not withdrawn their reports for the fiscal years 2000 to 2003. The Audit Committee has determined that no further action be taken in respect of these year end financial statements.
The Investigation and the ongoing investigations by the OSC, RCMP and SEC could produce results that have a material impact on the Company and could result in further information being discovered that could require adjustments to the financial statements.
Financial Reporting and Disclosure
Management have made certain assessments of weaknesses in the financial reporting structure including, a lack of clearly defined policies and procedures, an accounting function that lacked clear organization and accountability, few qualified accounting professionals, insufficient review and supervision, an understaffed internal audit team whose resources have been diverted to dealing with other issues including responding to queries related to the investigations, and financial reporting systems that do not share a common platform and that require extensive manual interventions.
Steps have been and are being taken to address these weaknesses. Plans are being developed to roll out a common set of company wide policies and procedures. The Company is migrating all core businesses to a common accounting and information systems platform with the implementation JD
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Edwards Enterprise Resource Planning Solution. Weaknesses in processes are continuously being identified and corrective measures are and will be developed and implemented. Financial staffing levels have increased, and in certain cases staffing has changed, with the recruitment of highly capable and qualified accountants. In addition, there is currently an ongoing external search for a senior manager to oversee the Internal Audit function. Management conducted additional reviews in areas of concern and to management’s best knowledge and belief, the financial statements do not contain any material errors.
In regards to disclosure, Royal Group has established and rolled out policies including a Code of Business Conduct and Ethics, a Confidentiality and Insider Trading Policy and a Disclosure Policy and has also set up a Whistleblower Hotline that is managed by a third party service provider with all Hotline reports being provided to the Chair of the Audit Committee. In addition, a Disclosure Committee was established in 2005 comprised of internal management. Certain disclosure controls and procedures have been put in place to ensure that information required to be disclosed by Royal Group in the reports that it files with securities regulators, is recorded, processed, summarized and communicated to management on a timely basis. The Company has evaluated these disclosure controls and procedures and has determined that they are operating effectively.
Risks and Uncertainties
The Company operates in many markets each of which involves various risks, uncertainties and other factors affecting the Company specifically, its industry or the markets generally. The Company’s future performance, achievements and financial results could be affected by these factors, which in some cases have affected, and which in the future could affect, the Company’s actual results and could cause the Company’s actual results for fiscal 2006 and beyond to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; including, without limitation, the proposed Arrangement agreement with Rome Acquisition Corp., a wholly owned subsidiary of Georgia Gulf Corporation, the outcome of the ongoing investigations by the United States Department of Justice, RCMP, OSC and SEC, the outcome of the class action shareholder lawsuits against the Company filed in the United States and Canada and the outcome of the discussions with the SEC on the Company’s historical disclosure; fluctuations in the level of renovation, remodelling and construction activity; changes in the Company’s product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of the Company’s outstanding debt and current debt ratings; the Company’s ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the Company’s ability to complete the required processes and provide the internal control report that will be required under U.S. securities law in respect of fiscal 2006; the ability to meet the financial covenants of the Company’s credit facilities; changes in the Company’s product mix; the growth rate of the markets in which the Company’s products are sold; market acceptance and demand for the Company’s products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory
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risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes or similar matters; changes in securities, environmental or health and safety laws, rules and regulations and currency risk exposure. Certain of these risks and uncertainties are described in more detail below:
• The Company is currently working to refinance its debt structure by December 31, 2006, the expiry of its current bank credit facility. The Company expects that this refinancing will enable it to maintain adequate liquidity. The Company cannot confirm that the refinancing initiative will be successful. If obtained, such refinancing may be on terms and conditions that impose additional costs and operating constraints on the Company.
• The Company’s business is substantially related to the North American renovation, remodelling and construction markets, both residential and industrial/commercial. As a result, the demand for the products manufactured and distributed by the Company is affected by changes in the general state of the North American economy, including renovation and remodelling, new housing starts and the level of construction activity in general. Future economic downturns could reduce demand for Royal’s products and could have a material adverse effect on Royal’s business, operations and financial condition.
• The price and availability of raw materials, in particular PVC resin and VCM represent a substantial portion of the costs to manufacture the Company’s products. Historically, there have been fluctuations in these raw materials’ prices, in particular for PVC resin and VCM and in some instances price movements have been volatile and affected by circumstances beyond the Company’s control. There can be no assurance that the Company can pass on increases from normal market fluctuations in the price of PVC resin, VCM and other raw materials to its customers through increases in selling price, or otherwise absorb such cost increases without significantly affecting its margins. In addition, the Company has occasionally found certain raw materials to be in short supply. The Company could experience materially adverse effects on its business, operations and financial condition if the availability of either PVC or VCM became restricted due to market conditions, or issues particular to the Company.
• Energy costs, in particular electricity and fuel, represent a component of the costs to manufacture the Company’s products. Historically, there have been fluctuations in the cost of energy and in some instances price movements have been volatile and affected by circumstances beyond the Company’s control. There can be no assurance that the Company can pass on increases from normal market fluctuations in the price of electricity to its customers through increases in selling price, or otherwise absorb such costs increases without significantly affecting its margins.
• The RCMP continues its previously announced investigation. The OSC also continues its investigation of the Company with respect to disclosure, financial affairs and trading in the shares of the Company. During 2005, the Company received notification that the SEC is investigating the Company’s past accounting practices and disclosures. As part of these investigations, the Company received various requests for information, including on July 27, 2005 a subpoena from the SEC, and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations. The Company is unable to determine if these investigations will have a material impact on the Company and its previously reported financial statements. No amount has been accrued in the financial statements.
In addition, the SEC has commented on the Company’s Form 40-F in respect of fiscal 2004, fiscal 2005 and its quarterly filings in 2005. The SEC has raised some comments related to the Company’s goodwill valuation and the full valuation allowance of the Company’s U.S future tax losses. The process of responding to SEC’s comments is ongoing but not yet complete and may require adjustments to the financial statements in respect of these matters.
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• The Company and certain of its former officers and certain former and current directors have been named as defendants in a consolidated class action shareholder lawsuit filed in the United States District Court for the Southern District of New York and in the Ontario Superior Court of Justice. Please see note 22 to the audited Consolidated Financial Statements and “Operating Environment — Class Action Lawsuits” for further discussion on this topic.
• The Company is the subject of a criminal investigation being conducted by the Antitrust Division of the United States Department of Justice (“Department of Justice”). The investigation focuses on alleged price fixing in the window coverings industry. The Company recently reached an agreement in principal to resolve the matter with the Department of Justice for an amount the company had previously accrued in its financial statements to settle the matter. The Company has not yet finalized an agreement with the Department of Justice.
The Company has also been contacted by counsel for a group of civil plaintiffs (direct purchasers) that have indicated their intention to commence civil litigation against the Company pertaining to the conduct that is the subject of the Department of Justice investigation. As of this report, no civil lawsuits have been filed.
• As the Company carries out a significant portion of its activities in foreign markets (primarily the U.S.); it is exposed to the risk of foreign exchange fluctuations. If the Canadian dollar gains value against these other currencies, the Company’s results of operations and financial condition could be materially adversely affected. The Company attempts to minimize risks associated with currency fluctuations through matching of the currency of debt financing and the currency of certain raw material purchases, sales or asset acquisitions. This, however, is not always economically practical and the Company may not be able to offset any or all of its foreign market risks. While the Company has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may in the future, if deemed necessary.
• The Company faces substantial competition throughout its product categories and geographical regions. Some of the Company’s competitors have financial and other resources that are substantially greater than the Company’s, and may be able to make larger capital expenditures that will give them a competitive advantage. Royal Group also competes against foreign competitors with lower cost structures, particularly in its consumer product lines, and these competitors may be able to compete more effectively in an aggressive pricing environment. Such competition could result in lower sales or downward price pressure on the Company’s products, which may adversely affect its revenues, gross margins and cash flows.
• The Company’s operations and properties are subject to laws and regulations relating to environmental protection, including laws and regulations governing the investigation and clean-up of contaminated properties as well as water discharges, waste management and workplace health and safety. Such laws and regulations frequently change, are different in every jurisdiction, and can impose substantial fines and sanctions for violations. The Company’s operations and properties must comply with these laws, and must adapt to regulatory requirements in all jurisdictions as these requirements change. The Company has experienced, and continues to experience, both operating and capital costs to comply with environmental laws and regulations. In addition, although the Company believes its operations are currently substantially in compliance, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the potential imposition of new clean-up requirements, and new claims for property damage or personal injury arising from environmental matters could require the Company to incur costs or become the basis for the new
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or increased liabilities that could have a material adverse effect on its business, operations and financial condition.
• The Company’s business is exposed to products liability risk and the risk of negative publicity if its products fail. Although the Company maintains insurance for products liability claims, the amount and scope of its insurance may not be adequate to cover a products liability claim that is successfully asserted against it. In addition, products liability insurance could become more expensive and difficult to maintain and, in the future, may not be available on commercially reasonable terms or at all. The Company cannot provide assurance that it has, or will continue to have, adequate insurance coverage against possible products liability claims.
• The Company is subject to laws, regulations and standards relating to corporate governance and public disclosure in the United States. In particular, securities regulatory authorities in the United States have introduced, pursuant to Section 404 of the Sarbanes-Oxley Act, laws that require the Company to undertake an evaluation of its internal control over financial reporting, and attestations of the effectiveness of its internal control over financial reporting by its independent registered public accounting firm. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. However, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. In the course of Royal Group’s ongoing evaluation of its system of internal control over financial reporting, the Company may identify areas requiring improvements. To the extent that the Company identifies internal control weaknesses which require correction, the Company may be required to incur expenditures or costs which, if significant, could adversely affect the Royal Group’s operating results. In the event that, due to the complexity of certain internal control systems, the procedures, certification and attestation required by Section 404 of the Sarbanes-Oxley Act are not completed by the required deadline in respect of the Company’s 2006 fiscal year, or the Company’s CEO, CFO or independent registered public accounting firm determines that the Company’s internal control over financial reporting is not effective as defined under Section 404, the Company’s reputation, financial condition and the value of the Royal Group’s securities could be adversely affected.
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E. Accounting Policies and Non GAAP Measures
Critical Accounting Estimates
In the 2005 Annual Audited Financial Statements and Notes thereto, as well as the 2005 Annual MD&A, management has identified the accounting policies and estimates that are critical to the understanding of the Company’s business operations and results of operations. For the three and six-month period ended June 30, 2006, there are no changes to the critical accounting policies and estimates from those found in the 2005 Annual Audited MD&A.
New Accounting Standards
In the 2005 Annual Audited Financial Statements and Notes thereto, as well as in the 2005 Annual MD&A, the Company disclosed recent Canadian accounting pronouncements, namely CICA Handbook Section 3855 “Financial Instruments- Recognition and Measurement”, CICA Handbook Section 1530 “Comprehensive Income” and CICA Handbook Section 3865 “Hedges”. These handbook sections are effective for interim and annual financial statements commencing in 2007. The Company is continuing to assess the impact of these new standards.
Related Party Transactions
For the three and six months period ended June 30, 2006, related party transactions with companies related to the former controlling shareholder totalled nil and $0.1 million, respectively. Related party transactions principally between a non-wholly owned subsidiary and minority shareholders of this subsidiary totalled $0.4 million for the three months ended June 30, 2006 and $1.2 million of the six months ended June 30, 2006.
These related party transactions were in the normal course of the Company’s business relating either to products typically manufactured by the Company and sold at prices and terms consistent with those to third parties, the recovery of costs incurred in respect of certain shared services and the purchase of other goods and services such as rent for premises.
For additional information refer to note 23 of the June 30, 2006 interim Unaudited Consolidated Financial Statements.
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CORPORATE INFORMATION
Corporate Office
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario
Canada L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
Web site: www.royalgrouptech.com
Transfer Agent and Registrar
Information regarding your shareholdings may be obtained by writing or calling the transfer agents:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-800-564-6253 or (514) 982-7555
Facsimile: 1-888-453-0330 or (416) 263-9394
E-mail: service@computershare.com
Co-Transfer Agent (USA)
Computershare Trust Company, Inc.
303 Indiana Street, Suite 800
Golden, Colorado 80401
Tel: (303) 262-0600
Facsimile: (303) 262-0700
Shareholder Inquiries
Responses to shareholder inquiries as well as information published by the Company for its shareholders and others, including annual reports, quarterly reports and annual information forms may be obtained from:
Investor Relations
Mark Badger, Vice President of Marketing and Corporate Communications
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
E-mail: investorrelations@royalgrouptech.com
Web site: www.royalgrouptech.com
Stock Exchange Listings
Voting Common Shares are listed on The Toronto Stock Exchange and the New York Stock Exchange.
Symbol: TSX: RYG
           NYSE: RYG
Debt Ratings

Rating Agency	Medium Term Notes

DBRS	BB
S&P	BB+
Trading Data
(Stock symbol: RYG — TSX, RYG — NYSE)

	High	Low	Close	Volume
	(TSX)	(TSX)	(TSX)	(000’s )
				TSX+NYSE

Fiscal 2006

Second Quarter	12.80	8.15	12.50	33,781

First Quarter	11.39	9.75	10.89	7,112

Total				40,893

Fiscal 2005

Fourth Quarter	12.25	9.71	10.53	9,078

Third Quarter	13.67	10.76	11.70	11,209

Second Quarter	14.15	10.80	13.38	12,621

First Quarter	13.20	9.70	12.80	18,438

Total				51,346
Outstanding Share Information
as at June 30, 2006 and 2005

	2006	2005

Common Voting Shares	93,444,502	93,444,502

Total shares outstanding	93,444,502	93,444,502
Total options outstanding under the Stock Option Plan as at June 30, 2006 are 2,260,828 (2005—3,200,078). Total restricted stock units under the Senior Management Incentive Plan outstanding at June 30, 2006 are 1,105,000 (2005 — 1,145,000).
Dividend Policy: Royal’s policy is to retain its earnings to finance growth and development of its business. Royal does not expect to pay dividends in the foreseeable future. The Board of Directors will review this policy from time to time in the context of Royal’s earnings, financial position and other relevant factors.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as “expect”, “should”, “continue”, “believe”, “anticipate”, “suggest”, “estimate”, “contemplate”, “target”, “plan”, “budget”, “may”, “will”, “schedule” and “intend” or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause the Company’s actual performance, achievements and financial results to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome including, without limitation, the completion of the proposed plan of arrangement with Rome Acquisition Corp., a wholly-owned subsidiary of Georgia Gulf Corporation; the ongoing internal review and investigations by the Audit Committee of the Board of Directors and its outcome; the outcome of the ongoing investigations by the United States Department of Justice, RCMP, OSC and SEC; the outcome of the discussions with the SEC on the Company’s historical disclosure; the outcome of class action shareholders lawsuits against the Company filed in the United States and Canada; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of Royal’s outstanding debt and current debt ratings; Royal’s ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the Company’s ability to complete the required processes and provide the internal control report that penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities, environmental or health and safety laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of August 14, 2006 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.
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